UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

Sugarfina Corporation

(Exact name of registrant as specified in its charter)

Delaware	84-3377991
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 E Walnut Ave., Suite 500
El Segundo, CA 90245
(Full mailing address of principal executive offices)

(855) 784-2734
(Issuer’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Sugarfina,” “we,” “us,” or “the Company” refers to Sugarfina Corporation (formerly Sugarfina Holdings LLC) and its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Annual Report on Form 1-K identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Item 1. Business

Sugarfina Corporation and its four subsidiaries, Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada Ltd, and Sugarfina IP LLC, operate an upscale, luxury candy brand for adults through its e-commerce platform, wholesale retail accounts, corporate gifting offerings, and retail boutiques in North America, located in major cities such as Los Angeles, New York, Boston, Vancouver, and Toronto. As of April 30, 2021, the Company operated 25 retail boutiques with 6 in Canada and 19 in the United States, including its 10 shop-within-a-shops in Nordstrom. The Company offers additional value with its luxury packaging and premium products like Champagne Bears® made with premium Champagne and Island Pineapples made with real pineapple puree. The Company’s confectionery is made by artisanal candy makers around the world, including in European countries like France, Germany, Italy and Greece.

We acquire our unique candy products and our distinctive packaging from global producers on a purchase order basis. Our candies and packaging are then sent to a co-packer facility in Tijuana, Mexico for assembly as finished product before shipping primarily to our new Las Vegas, Nevada operations center, as well as to a third party logistics center in San Diego when appropriate and our other two warehouses located in Vancouver and New Jersey for distribution and fulfillment. The Vancouver and New Jersey facilities will be closed at the end of May 2021, and inventory and operations will be centralized within our new Nevada operations center. Our products are primarily sold at price points ranging from $8.95 up to $195 through four primary channels – our e-commerce site, our retail stores, our wholesale channel including such stores as Nordstrom, Paper Source, Neiman Marcus’s, and Bloomingdale’s, and our corporate gifting offering. The Company also has two franchise stores located in Hong Kong. Our business model is based on building brand awareness through these channels and by developing our own signature products and packaging that are design patented as well as trademark and copyright protected.

On September 6, 2019, Sugarfina, Inc. (the “Predecessor”) filed voluntary petitions for relief under Chapter 11 (“Chapter 11 Proceedings”) of the U.S. Bankruptcy Code in Delaware. Bristol Luxury Group, LLC (“BLG”), acquired substantially all of the Predecessor’s assets, including the assumption of certain liabilities, pursuant to an asset purchase agreement for consideration of $15,125,000, including cash and a 20% membership interest in Sugarfina Holdings LLC, (the “Successor”). BLG installed new management at the Successor and commenced operations on November 1, 2019. On June 8, 2020, BLG acquired the 20% minority interest held by the Predecessor, making BLG the controlling stockholder with 100% ownership of the Successor.

The plan of reorganization was submitted to the bankruptcy court in March 2020. The bankruptcy court confirmed the plan of reorganization on May 13, 2020, and the plan was consummated on May 28, 2020. Accordingly, the Successor’s consolidated financial statements include the operations of the Predecessor for the periods January 1 through October 31, 2019. The Successor’s financial statements cover the periods from November 1 through December 31, 2019, and the year ended December 31, 2020.

On September 26, 2020, Successor reincorporated from a Delaware limited liability company into a Delaware corporation named Sugarfina Corporation (“Sugarfina” or, together with its consolidated subsidiaries, the “Company”). Otherwise, the ownership and management of the Company and Successor remain the same. On April 30, 2021, the Company completed a conversion of certain of its indebtedness into shares of Series A Preferred Stock with retroactive effect to September 26, 2020 (the “Debt Conversion”). The consolidated financial statements in this report give retroactive effect to the Debt Conversion. See “Item 6. Other Information – Debt Conversion”.

A New Company with New Management

Sugarfina Holdings LLC, the Successor, was formed on October 31, 2019, when Bristol Luxury Group, owned by four investors, acquired the assets of Sugarfina, Inc., the Predecessor, for $15,125,000 after it filed for bankruptcy on September 6, 2019. On November 1, 2019, Sugarfina Holdings LLC, the Successor, commenced operations with a new management team and new board of directors. On September 26, 2020, the Successor converted to Sugarfina Corporation, a Delaware corporation. The Company also has four subsidiaries. Sugarfina Global LLC is a holding company for Sugarfina Global Canada Ltd, an operating company for Sugarfina’s Canadian business operations, and Sugarfina USA LLC is also an operating company focused on the United States. Sugarfina IP LLC was created to hold the Company’s intellectual property assets.

Principal Products and Services

The Company has joined the luxury candy market with a uniquely fresh, fashionable and experiential approach to gourmet confections targeted to grown-ups. The Company sells its candies through our e-commerce platforms, our retail boutiques in North America in major cities, including Los Angeles, New York, Boston, Vancouver and Toronto, and through its franchise in Hong Kong. The Company also sells its candies through wholesale channels, corporate and custom gifting, and licensing. The Sugarfina brand focuses on flavors designed for the adult palate, such as Champagne Bears ® and Rosé Bears ®. Other leading flavors include Single Malt Scotch Cordials, Sugar Lips®, Peach Bellini®, Ice Cream Cones, and Sea Salt Caramels. The Company’s candies are produced by artisan candy makers around the world and in many categories, from gummies to fruit jellies to chocolates. The Company has developed a distinct brand identity that resonates with today’s customer by delivering an upscale experience from the moment customers engage with the brand at price points beginning at $8.95 up to $195. The Company also seeks to engage shoppers by offering new, interesting and unique products on a regular basis. Recent products added to the Sugarfina line include The Gelato Collection, The Cookie Collection, Tea by Sugarfina, Cold Brew Coffee Cordials, Coconut Toffee Macadamias, All-vegan Tropical Collection made from real fruit puree, our Spa Collection, vegan Cranberry Cocktail Bears, and new premium chocolate bars. The Company also introduces new products through innovative collaborations, such the upcoming Hampton Water Collaboration which includes three different rosé gummies made with premium rosé wine and inspired by the flavors of the upscale rosé brand founded by rock star Jon Bon Jovi and his son, Jesse Bongiovi. The Company’s corporate customer base finds sophisticated gift options available at several price points as well.

The Company’s brand is also made unique through its luxurious and iconic, design patented, copyrighted and/or trademarked packaging. The Company’s signature Candy Cubes® are the building blocks of the iconic Sugarfina look. Although Sugarfina’s Candy Cubes® can be sold separately, the Company also offers Candy Bento Boxes® which were inspired by the beauty and simplicity of Japanese bento boxes. Sugarfina’s Candy Bento Boxes® allow for customization of gifts by allowing consumers to select a wide array of Candy Cubes® to fill each box. The Company offers a variety of sizes and colors to allow the consumer to customiz~~e~~ their experience, which begins by selecting a Candy Bento Box® or Candy Trunk. Each Candy Bento Box® holds three, four, eight or 16 Candy Cubes®. The Candy Trunk holds nine or twenty Candy Cubes®. The Company has also recently introduced the Rainbow Bento Box, the Candy Care Package, and pineapple-shaped Tropical Bento Box. Our customers also delight in the Company’s tasting boxes like its Valentine’s “Love Letters” box, its “Sugarfina Boutique” tasting box, and its coveted holiday advent calendars, which feature beautifully designed packaging with pull-out ‘drawers’ filled with its best-selling candies. The Company aims for its customers to experience opening one of the Sugarfina packages as if they are opening a gift.

Overview

The Company has reached hundreds of thousands of consumers with its omni-channel distribution strategy. In this regard, the Company has a thriving ecommerce business, custom and corporate gifting business, and a major wholesale presence in over 900 accounts, including retailers such as Neiman Marcus, Nordstrom, Bloomingdales and premier resorts like St. Regis, Rosewood, Bellagio and Wynn. The Company also has 25 retail boutiques with 6 in Canada and 19 in the United States, including its shop-within-a-shops in Nordstrom. In addition to its retail boutiques in Canada, the Company also has an international presence through its franchise stores in Hong Kong.

The Company also aims to fuel its direct-to-consumer business by growing its 560,000+ e-mail subscriber list. The Company plans to expand its wholesale distribution with online gifting, specialty retailers, gourmet grocers, and grocery delivery in the United States and internationally, opening strategic retail locations, and growing its custom business to be the premier brand in corporate and custom gifting. Expanding e-commerce sales is also an important objective for the company, with a goal of achieving 50% of its revenues from e-commerce and of boosting sales of its products on its Amazon storefront. We also continue to develop new supplier partnerships, which allows us to diversify our supply base and continue developing and sourcing the best in unique, gourmet confections from quality artisans. Additionally, the Company has identified key markets for international growth across Asia, Europe, and the Middle East. A key initiative for 2021 has been the opening of Sugarfina’s new, centralized distribution facility in Las Vegas, Nevada, which opened in April enabling approximately six to eight times increased distribution capacity. This will allow the Company to fulfill the increasing demand that its sales and marketing efforts are generating.

Since the Summer of 2020, the Company has been working to achieve the aforementioned goals. Sugarfina has grown its email subscriber list from 477,000 in January 2020 to 560,000 potential customers in April 2021, began supplying its candies to ten new gourmet grocers across the United States and Canada, as well as launched its products with new specialty e-commerce partners. The Company opened four new retail stores in Southern California on favorable rental terms during the 2020 holiday season and in January of 2021, and it plans to open another store at the new Chinese-themed Resorts World hotel in Las Vegas in the Summer of 2021. For the year ended December 31, 2020, Sugarfina’s e-commerce channel accounted for 34% of its total sales up from 16% for the combined Successor and Predecessor periods in 2019. The Company plans to continue expanding its e-commerce channel through both its own e-commerce platform in addition to Amazon sales.

We took possession of our new 50,000 square foot Nevada Headquarters and Operations facility in Las Vegas, Nevada in April 2021. We will begin shipping out of the facility by end of April and will continue to ramp up our shipment volume throughout the Summer and into the Fall. The new facility includes space for a Quality Assurance Lab and a corporate gifting center. Additionally, the Company plans to move its headquarter offices to the 6,000 square foot office space within the facility and establish the Nevada facility as the company’s principal place of business. We anticipate certain tax advantages associated with the change of headquarters and principal place of business of Sugarfina Corporation to a Nevada company, as well as lower cost of office space and general and administrative expenses. The closure of the Company’s New Jersey and Vancouver distribution centers and the movement of their operations to Nevada will enable us to benefit from lower labor costs, real estate costs, and utility costs. Moreover, centralizing our inventory into one location will allow us to improve customer service.

As a result of our international expansion efforts over the last 8 months, we have been able to bring Sugarfina products to the Australian market through well-known upscale Australian department store, Myer, launched our storefront on the popular Japanese e-commerce platform, Rakuten, brought Sugarfina to South Korea for the first time in partnership with The Galleria mall, and supplied our products to our first Spanish retail partner in Madrid. We also continue to expand our Canadian business with gourmet grocers and on-line gifting retailers.

Summary of Business Operations Since Acquisition

Since the acquisition of Sugarfina’s assets and the birth of the new Company on October 31st, 2019, the business has faced certain challenges. The inception of the new Company occurred in the midst of the 2019 holiday season (historically the busiest and most profitable time of year for the brand), however, as the Predecessor had been in financial difficulties during the latter half of 2019 leading up to the bankruptcy, the new Company inherited an immediate inventory shortage which left it unable to fulfill many of the holiday orders it received, and consequently it was unable to take full advantage of its first holiday season. Furthermore, only the Company’s profitable retail store leases were assumed by the Company during the bankruptcy process, which meant we had about 20 less retail locations for distribution during the holiday season.

During the last two months of 2019 and first few months of 2020, we worked tirelessly to stabilize and commercialize the Company as it recovered from the bankruptcy. Key initiatives undertaken during this time included renegotiation of retail store leases and headquarter office lease, restructuring of management and staffing levels, rationalizing the core product count to eliminate unprofitable SKU’s, reducing inventory investment, and rebuilding a commercially viable go-to-market and stage-gated innovation processes.

In mid-March of 2020, amid heightening fears and state and local closure ordinances regarding the Covid-19 pandemic, Sugarfina, like many other companies, made the decision to close all its retail stores. Consequently, Sugarfina boutiques and its shop-in-shops within Nordstrom department stores remained closed from mid-March to mid-June 2020. Those closures significantly impacted the Company’s revenues, as retail sales had historically constituted 40% - 50% of Sugarfina’s revenues. The Company began re-opening its boutiques in late June 2020, ramping up to all boutiques open by September. During this period, we took the opportunity to optimize our e-commerce sales. We developed new marketing strategies focused on growing our e-customer list, increasing conversion, and growing the average order value.

Additionally, we took the opportunity to pursue sales channels that were still open during the pandemic, such as gourmet grocery stores and other online platforms. In keeping with our luxury brand identity, we launched our products into nine new premium, gourmet grocers throughout the United States and Canada in 2020, such as Mariano’s, Gelsons, and Fresh Street Market. We also partnered with popular online floral and specialty gifting brands, opening new distribution channels that were operational throughout the closures of the pandemic, and these accounts have continued to purchase after the re-opening of retail stores. We also decided to expand our e-commerce reach by opening our own Amazon storefront, which launched in December 2020.

During the depths of the pandemic in Spring and Summer of 2020, we also launched several exciting new innovations to engage and delight our customer base, renewing the “new” Company’s commitment to provide our brand fans with fresh, innovative, on-trend and quality confections. These new collections included the Gelato Collection, the Tea Collection, the Cookie Collection, Cold Brew Cordials, Coconut Toffee Macadamias, and more. We were able to reduce our time to market by over 50% when releasing these new confections as compared with the Predecessor. Those buzz-worthy innovations helped us to grow our social media following and customer list by generating press and attracting the attention of new customers.

Coming into the Fall and Holiday Season of 2020, our revenues began to pick back up, increasing month-over month as we released our popular Cookie Collection, our beautifully designed Halloween Bento Boxes®, and began pre-sale of our holiday offerings, including our coveted Advent Calendars, and our holiday Bento Boxes® featuring new innovations like Espresso Martini chocolates and vegan Cranberry Cocktail Bears. We also opened three new retail stores in Westfield Malls located in Southern California in time for the holidays on favorable rental terms to take advantage of increased holiday shopping foot traffic. Our Advent Calendars, an anticipated fan-favorite holiday item, sold out completely. Demand for our products during the holidays exceeded our fulfillment and distribution capacity by early December 2020, forcing us to restrain selling and marketing activities for most of December.

The year 2021 began with pre-sales of our Lunar New Year and Valentine’s collections, the opening of a fourth new Westfield mall location in Southern California and the launch of Sugarfina products for the first time in Madrid, Spain and in Seoul, South Korea in the upscale Galleria Department Store. We are also expanding distribution with three new large, high-end resort wholesale accounts encompassing a total of nine hotel locations, a new luxury cruise ship account, and two well-known online grocery delivery companies in the U.S. and Canada. We have also begun construction of our Sugarfina store located in the new Resorts World hotel in Las Vegas, Nevada where we expect to be open by late June. Additionally, we have negotiated rental concessions with three of our retail store landlords (and are in discussions with two more) for the year 2021 that will allow us to better navigate the Covid-19 pandemic and the seasonal downturn in sales that we historically experience during the summer months.

The Company is poised to launch exciting new innovations throughout the Spring and Summer of 2021, including brand collaborations with a well-known and on-trend hard-seltzer brand, a popular long- running television show, and a vegan product line. We took possession of our new centralized distribution center and Nevada headquarters in Las Vegas in early April and began fulfilling e-commerce orders from this facility during the last week of April. We look forward to ramping up production in Las Vegas during the coming months, and believe that as we increase the facility’s capacity, this will allow us to expand our distribution while avoiding issues we have faced in the past, such as the inability to meet demand which we experienced during the 2020 holiday season. As of late April, we had issued 63,329 shares of Common Stock and secured approximately $500,000 of net proceeds through our Regulation A crowdfunding campaign on www.startengine.com/sugarfina, and we anticipate that this number will continue to grow through our marketing efforts.

Market

The Company broadly distributes to its customers through its direct-to-consumer channels:

•	e-commerce,

•	boutiques,

•	corporate gifting, and

•	wholesale accounts.

As of the date of this filing, the Company leases 15 standalone stores in North America and has rent agreements with Nordstrom for 10 Shop in Shops. The Company plans to open an additional strategically located boutique in Las Vegas at Resorts World during the summer of 2021 and continues to search for advantageous retail lease opportunities in upscale shopping centers. The Company’s e-commerce business has been supplemented by the opening of its Amazon storefront in December 2020 and the launch of its Rakuten storefront around the same time which allows the company to reach and serve the Japanese market. Sugarfina’s Amazon page is managed by the Company’s in-house e-commerce team, and orders are fulfilled by its own fulfillment team.

The Company has an integrated marketing strategy to increase consumption amongst its existing customer base and to attract and retain new customers. The Company aims to build brand awareness by pitching editors and gifting influencers, curating customized mailers, and partnering with media. Paid marketing tactics are focused on new customer acquisition and include search engine marketing, social media advertising, paid influencers, sampling and experiential events. Nonpaid marketing efforts focused on driving repeat and loyalty include email marketing to a large and growing subscriber base, social media posts featuring product and lifestyle content, PR outreach to major media outlets, and a revamped customer loyalty program called Sugarfina Rewards. The Company also plans to identify and stay current with new trends by attempting to develop partnerships with brands that have robust influencer relationships, such as the Hampton Water collaboration.

Competition

The retailing of confectionery products is highly competitive. The Company competes with premium chocolate brands such as Godiva, Compartes, and Vosges. Some of the Company’s competitors have greater name recognition and financial, marketing and other resources than us, although it is worth clarifying that while Sugarfina focuses primarily on and is known chiefly for its gummy candy products and innovations, the competitors mentioned above focus mainly on chocolate.

The Company believes that its principal competitive strengths lie in its unique candies created for grown-up tastes, quality confectionary made by artisan candy makers from around the world, and the ability to offer new candies. The Company also believes that its sophisticated branding, iconic packaging, and fashionable and fun stores set the Sugarfina brand apart from its competitors.

Suppliers and Raw Materials

The Company’s candies are manufactured by candy makers across the globe, including in Germany, France, Italy and Greece. The Company uses multiple candy makers to provide products such as gummies and chocolate on a purchase order basis. Similarly, the Company’s packaging is produced by suppliers on a purchase order basis. The Company continuously seeks to expand its base of confectionery and packaging suppliers. Currently, the Company’s products are shipped from its suppliers to an unaffiliated third-party assembly and logistics partner pursuant to a co-packing agreement. This partner has a facility located in Tijuana, Mexico, and provides services including inventory management, production, fulfillment, and reporting. Additional services include importation and exportation logistics to and from Mexico, as well as additional storage and handling services performed in San Diego, California at a third-party logistics facility. Our 4-year contract expires in October 2021, and we expect to renew and extend the agreement. The agreement also contains an exclusivity clause restricting our logistics partner from performing work for certain competitors of the Company during the term of the agreement and for 12 months thereafter. Once assembled, our partner ships our packaged products to our Nevada operations center and our warehouses in San Diego, Vancouver, and New Jersey, though we will be closing our facilities in Vancouver and New Jersey at the end of May 2021 and transferring their operations incrementally to our Nevada facility. The development cost of this centralized distribution facility including equipment, fixtures, supplies, and deposits is approximately $1.3 million, of which about $700,000 has been funded. We intend to use a portion of the net proceeds of the Regulation A Offering (as defined below) as well as internally generated cash from operations to finish developing this facility.  Because the Company’s products are manufactured by its vendors, the Company does not directly purchase raw materials for confectionery production. Nevertheless, the Company may be impacted indirectly by shortages, price increases, or tariffs imposed on the ingredients used to make its products.

Employees

The Company currently employs approximately 115 full-time and 41 part-time employees.

Seasonality

The Company is affected by the general seasonal trends common to the confectionery industry. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, especially the fall and winter holidays, Valentine’s Day and Easter, than at other times of the year, which may cause fluctuations in our semi-annual results of operations. In addition, this trend was exacerbated by the impact of COVID-19 during the period of April through August of 2020. This seasonality may adversely affect the Company’s business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different semi-annual periods within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period. See also, “Risk Factors – Our business is affected by seasonality” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Seasonality.”

Intellectual Property

Trade Name and Trademarks

The Company has an extensive intellectual property portfolio. The brand’s iconic packaging including the brand mark, Candy Cube® and Candy Bento Box ® are protected by the following:

•	more than 25 U.S. design patent registrations and allowances

•	more than 25 U.S. trademark registrations and allowances and a further 189 worldwide

•	7 U.S. copyright registrations

•	Trademark and patent registrations in 28 international jurisdictions

The Company has one case pending involving its intellectual property.

Litigation

The Company is currently involved in only one pending proceeding before the USPTO concerning an intellectual property dispute with a company called Just Candy LLC, which filed an opposition to one of our trademark applications alleging its “functional” nature. We filed a counterclaim asserting the descriptive nature of the “Just Candy” mark. As of the date of this filing, we are in ongoing discussions regarding a potential settlement.

The Company’s Property

The Company leases space for its current headquarters and retail stores, including leasing space from other retailers for its shop-within-a-shop. The Company has three distribution centers that it leases space in, including Las Vegas Vancouver and New Jersey, although the latter two leases expire at the end of May 2021, and their operations will move incrementally to the Las Vegas operations center. The Company also plans to move its headquarter offices to the new Nevada facility’s 6,000 square foot office space, although it will maintain its Los Angeles offices for its Californian employees to work from.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview of New Successor Organization with a New Board of Directors and New Management after the Bankruptcy of the Predecessor

Sugarfina Corporation and its four subsidiaries Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada Ltd, and Sugarfina IP LLC operate an upscale candy brand for adults through retail boutiques in North America, located in major cities such as Los Angeles, New York, Boston, Vancouver, and Toronto. As of April 30, 2021, the Company operates 25 retail boutiques with 6 in Canada and 19 in the United States, including its shop-within-a-shops in Nordstrom. The Company acquires its unique candy products and distinctive packaging from global manufacturers on a purchase order basis. Our candies and packaging are then sent to a facility in Mexico for assembly before shipping to our three warehouses for distribution and fulfillment. Our products are sold at price points ranging from $8.95 up to $195 through three primary channels – e-commerce or direct to consumer, through our wholesale channel including such stores as Nordstrom, Neiman Marcus, Paper Source and Bloomingdales, and through our retail stores. The Company also has two franchise stores located in Hong Kong. Our business model is based on building brand awareness through these channels and by developing our own signature products and packaging which are trademark and copyright protected.

The Successor Acquires Substantially All of the Predecessor’s Assets

On September 6, 2019, Sugarfina, Inc. (the “Predecessor”) filed voluntary petitions for relief under Chapter 11 (“Chapter 11 Proceedings”) of the U.S. Bankruptcy Code in Delaware. BLG acquired certain of the Predecessor’s assets, including the assumption of certain liabilities, pursuant to an asset purchase agreement for consideration of $15,125,000, including cash and a 20% membership interest in Sugarfina Holdings LLC (the “Successor”). BLG installed new management at the Successor and commenced operations on November 1, 2019. On June 8, 2020, BLG acquired the 20% minority interest held by Predecessor, making BLG the controlling stockholder with 100% ownership of the Company.

Accordingly, the Company’s consolidated financial statements include the operations of the Predecessor for the periods January 1 through October 31, 2019 which are prepared on the going concern basis in accordance with the guidance in ASC 852. Successor’s financial statements cover the periods from November 1 through December 31, 2019, and for the year ended December 31, 2020. See Note 2 “Summary of Significant Accounting Policies – Chapter 11 Proceedings” to the Financial Statements.

On September 26, 2020, Successor reincorporated from a Delaware LLC into a Delaware corporation named Sugarfina Corporation (“Sugarfina” or “the Company”). Otherwise, the ownership and management of the Company and Successor remain the same. On April 30, 2021, the Company converted $8,000,000 of the balance under the Note to 800,000 preferred shares issued to BLG, with retroactive effect to September 26, 2020.This served to reduce the debt load of the Company. See “Item 6. Other Information – Debt Conversion”.

Basis of Presentation

The Company’s financial statements and other accompanying financial information are presented on a “Successor” and “Predecessor” basis. Sugarfina Holdings LLC (the “Successor”) accounted for its acquisition of certain assets and assumption of certain liabilities of Sugarfina, Inc. (the “Predecessor”) on November 1, 2019, as a business acquisition under the guidance of Accounting Standards Codification (ASC) 805, Business Combinations. Accordingly, certain financial information presented herein, including the allocation of the total purchase price of the business acquisition attributable to the purchase of the assets and liabilities, are based on the fair values of our assets and liabilities, as of the closing date of the business acquisition. In determining the fair value of the assets acquired and liabilities assumed, management relied on internal estimates, primarily considering observable market pricing and cash flow projections.

The Predecessor’s consolidated financial statements are prepared in accordance with the guidance in ASC 852, Reorganizations for the period January 1, 2019 to October 31, 2019 on the going concern basis. Revenue, expenses, realized gains and losses, and provisions for losses directly related to the Chapter 11 Proceedings were recorded in “reorganization items, net.” Reorganization items do not constitute an element of operating loss due to their nature and due to the requirement of ASC 852 that they be reported separately. See Note 2 “Summary of Significant Accounting Policies – Chapter 11 Proceedings” to the Financial Statements.

As a result of the Acquisition and application of purchase accounting under ASC 805, Business Combinations, the Successor’s consolidated financial statements after November 1, 2019 are not comparable with the consolidated financial statements on or before that date as indicated by the “black line” division in the financial statements and footnotes. The Company’s financial results for future periods following the division will be different from historical trends, and the differences may be material.

Results of Operations

Factors Affecting Operating Results

Revenue

The Company generates revenue primarily by selling products under the Sugarfina ® brand focusing on flavors designed for the adult palate, such as Champagne Bears ® made with premium champagne and Rosé Bears ® made with rosé wine. Other flavors include Single Malt Scotch Cordials, Sugar Lips®, Peach Bellini®, Ice Cream Cones, and Sea Salt Caramels. Our product assortment is sold direct to consumer via e-commerce, wholesale distribution to other retails stores, such as Nordstrom, Neiman Marcus, Bloomingdale’s and Paper Source, and through our 25 retail stores. Predecessor had 54 retail stores, but in conjunction with the bankruptcy and reorganization, we eliminated all retail stores except for the 21 most profitable locations. Three new stores became operational in December 2020, and one in January of 2021.

The Company’s wholesale and e-commerce sales are now our largest channels. As discussed in “-- Plan of Operations,” the Company plans to expand its e-commerce business and increase that stream of revenue.

Our revenues are driven by average net price and total volume of products sold. Factors that impact unit pricing and sales volume include product mix, the cost of ingredients, the promotional activities implemented by the Company and its competitors, industry capacity, new product initiatives and quality and consumer preferences. We generally aim to keep 4 to 10 weeks of finished goods inventory on hand. Our confectionery products are promptly shipped to our distribution centers after being produced and then distributed to customers directly through e-commerce, our retail stores, through our corporate gifting solution, or indirectly through our wholesale accounts.

The following table shows information about our revenue and operations, including details about our sales channels and store closings both prior to, and after, the Successor and its new management and board of directors began operations on November 1, 2019.

	Successor		Predecessor
	For the Year Ended December 31, 2020	November 1, 2019 (Inception) to December 31, 2019	January 1, 2019 to October 31, 2019
Wholesale	$9,484,175	1,806,767	$8,767,248
E-commerce	8,511,165	1,631,271	4,621,248
Retail	4,688,695	3,787,368	14,338,055
Corporate	1,700,087	1,062,700	2,459,420
Franchise	608,125	19,632	1,536,346
	$24,992,247	$8,307,738	$31,722,317

Number of Sugarfina boutiques (1)	14	11	17
Number of Nordstrom SIS	10	10	11
Total number of Sugarfina shops (2)	24	21	28

(1) In 2020, three Sugarfina boutiques were not operational until December 2020.

(2) Predecessor had 54 retail stores at the beginning of 2019, but in conjunction with the bankruptcy and reorganization, we eliminated all retail stores except for the 21 most profitable locations.

Seasonality

The Company is affected by the general seasonal trends common to the confectionery industry. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, such as the fall and winter holidays, Valentine’s Day and Easter than at other times of the year, which may cause fluctuations in our semi-annual results of operations. In addition, this trend was exacerbated by the impact of COVID-19 during the period of mid-March 2020 and continued throughout 2020. This seasonality may adversely affect the Company’s business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different periods within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period. See also “ – Liquidity and Capital Resources – Bristol Luxury Group LLC Debt.”

Cost of Goods Sold

Cost of goods sold consists of finished candy products, packaging, labor, energy, other production costs, warehousing and transportation costs including in-bound freight, and distribution of our products to customers. To the extent our candy and packaging suppliers pass on any increases in the of costs of ingredients and raw materials to the Company, then our costs will increase as well, potentially impacting our results of operations by narrowing our margins or forcing us to increase our prices potentially losing sales to price sensitive customers. The cost of our confectionery suppliers’ ingredients consists principally of sugar and other sweeteners, edible oils and cocoa, which are subject to price fluctuations, as is the cost of paper, corrugate, films and plastics used to package our products. The prices for raw materials are influenced by a number of factors, including the weather, crop production, transportation and processing costs, government regulation and policies and worldwide market supply and demand. We also rely on fuel products, such as natural gas, diesel, and electricity, to transport our goods and produce our products. Fluctuations in the prices of the raw materials or fuel products used in the production, packaging or transportation of our products affect the cost of products sold and our product pricing strategy. We utilize forward buying strategies through short-term and long-term advance purchase contracts to lock in prices for certain high-volume raw materials, packaged components and certain fuel inputs. Through these initiatives, we believe we are able to obtain competitive pricing.

Selling, General and Administrative

Selling, general and administrative expenses primarily include employee and related expenses for the accounting, planning, customer service, legal, human resources, corporate operations, research and development, purchasing, logistics and executive functions. Also included are advertising and marketing expenses, occupancy expenses and professional service fees related to audit and tax, legal, outsourced information technology functions, transportation planning, and corporate site and insurance costs, as well as the depreciation and amortization of corporate assets.

Advertising and Marketing

Our advertising and marketing expenses relate to our advertising campaigns, which include social media, print, online advertising, local promotional events, monthly agency fees and payroll costs related to sales and marketing personnel. We also invest in providing branded shelving units to our wholesale customers to display our products.

Expenses Related to Financing

Other income and expense consists primarily of interest expense associated with our Note. See “—Liquidity and Capital Resources – Bristol Group Luxury Group LLC Debt.”

Comparison of Results of Operations

The following table sets forth consolidated results of operations and financial information for the periods indicated. The period from November 1, 2019 through December 31, 2019 (the “Successor Period”) and the period January 1, 2019 through October 31, 2019 (the “Predecessor Period”) are distinct reporting periods as a result of the Successor emerging as a new entity with a new management team on November 1, 2019. In order to provide some comparability of such information to the year ended December 31, 2020 (“Fiscal 2020”) references in these results of operations to the change and the percentage change combine the Successor Period and Predecessor Period results to create results for the year ended December 31, 2019 (“Combined 2019”). While this combined presentation is not presented according to generally accepted accounting principles in the United States (“GAAP”) and no comparable GAAP measures are presented, management believes that providing this financial information is the most relevant and useful method for making comparisons to the year ended December 31, 2019 as the two months of the Successor Period is not a significant period of time impacting the combined results.

SUGARFINA CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Successor		Predecessor (A Debtor-in- Possession)
	For the Year Ended December 31, 2020	November 1, 2019 (Inception) to December 31, 2019	For the Period January 1, 2019 to October 31, 2019
NET REVENUE	$24,992,247	$8,307,738	$31,722,317

COST OF SALES	13,184,826	9,336,649	17,468,366

GROSS MARGIN (LOSS)	11,807,421	(1,028,911)	14,253,951

SELLING, GENERAL AND ADMINISTRATIVE	16,812,673	6,240,893	38,905,431

LOSS FROM OPERATIONS	(5,005,252)	(7,269,804)	(24,651,480)

OTHER INCOME (EXPENSE)
PPP grant income	2,000,000	-	-
Interest expense	(1,702,231)	(304,108)	(3,698,454)
Other (expense) income	(15,942)	9,397	(10,358)
Reorganization items, net	-	-	(8,346,346)
	281,827	(294,711)	(12,055,158)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(4,723,425)	(7,564,515)	(36,706,638)

(BENEFIT) PROVISION FOR INCOME TAXES	(28,544)	34,243	20,815

NET LOSS	(4,694,881)	(7,598,758)	(36,727,453)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign current translation (loss) gain	(34,926)	-	205,170

TOTAL COMPREHENSIVE LOSS	$(4,729,807)	$(7,598,758)	$(36,522,283)

NET LOSS PER SHARE/UNIT
BASIC	$(0.40)	$(0.61)
DILUTED	$(0.38)	$(0.61)

WEIGHTED AVERAGE SHARES/UNITS OUTSTANDING
BASIC	12,500,000	12,500,000
DILUTED	12,500,000	12,500,000

Fiscal 2020 compared to Combined 2019

Net revenues declined $15,037,808, or 38%, in Fiscal 2020 compared to Combined 2019 due to the impact of the COVID-19 pandemic and the closure of 33 retail stores in the bankruptcy process. The majority of the decline in net revenues was attributable to retail sales, which decreased $13,436,728, or 74%, The decrease in retail sales was primarily due to a reduction in retail stores in operation resulting from the closure of certain underperforming Company-owned locations during the bankruptcy process and due to COVID-19. Same store sales at all Company-owned stores and Nordstrom Shop-in-Shop decreased 59% during Fiscal 2020 compared with same store sales during Combined 2019. The decrease in retail sales was offset by a $2,258,646, or 36%, increase in e-commerce sales, which was primarily driven by more targeted and strategic marketing efforts during Fiscal 2020 compared with Combined 2019. Additionally, as a result of COVID-19, more consumers were making online purchases of our products as compared to the previous year.

Despite many of our department store partners being shut down due to COVID-19, we have been able to further expand into gourmet grocery and direct shipping partnerships. That has allowed our wholesale channel to only decrease by $1,089,840, or 10%, as compared to the higher decreases in other channels during Fiscal 2020 compared to Combined 2019. We have expanded distribution with additional gourmet grocery and on-line gifting companies partially offsetting the decline in our department store demand. Corporate sales and franchise sales declined $1,822,033, or 52% and $947,853, or 61%, respectively, during Fiscal 2020 compared to Combined 2019. COVID-19 had in impact on both channels, leading to lower sales as most socially oriented gifting events were cancelled or postponed. Our franchise revenues declined year-over-year due to the closure of stores.

Gross margin as a percentage of net revenue increased 14% during Fiscal 2020 versus Combined 2019. That result was driven by a price increase, the discontinuation of lower margin product, and the realignment of freight revenue versus freight expense.

Selling, general and administrative expenses decreased $28,333,651, or 63%, for Fiscal 2020, compared to Combined 2019. That decrease was driven by reductions in payroll, professional services, software, subscription services, and marketing. New management has built new process and protocols as well as streamlined the product offering to operate more efficiently. Additionally, unprofitable stores were closed thereby eliminating certain overhead support. The reduction in selling, general, and administrative expenses was achieved by eliminating unprofitable retail stores, redundant layers of management, excessive administrative costs, and streamlining the product offering.

Other income was $281,827 for Fiscal 2020, compared to a $12,631,696 expense for Combined 2019. The net increase was primarily due to PPP grant income, partially offset by non-cash interest expense related to the Bristol Luxury Group LLC Debt. See “—Bristol Luxury Group LLC Debt” and “—Payment Protection Program”. Additionally, the Predecessor recognized certain reorganization expenses in 2019 due to its bankruptcy filing.

As a result of the foregoing, net loss for Fiscal 2020 was $4,694,881 compared to $44,326,211 during Combined 2019.

Current management was not operating the Predecessor during the Predecessor Period. However, management believes Successor’s net loss for the Successor Period was due to a shortage of saleable good quality finished goods inventory as a result of the bankruptcy process and due to the lack of adequate liquidity of the Predecessor. Management believes that it has built a commercially viable business enabling the Successor to maintain adequate finished goods supplies to meet consumer demand.

Additionally, during the Successor Period, management was building new business processes, practices, and procedures to transform the business into a more profitable model. During this period, approximately $5,373,175 of unsaleable, obsolete, and damaged inventory was identified, segregated, destroyed, and properly disposed or reserved.

Liquidity and Capital Resources

The Company’s current strategic initiatives require capital. We may seek to raise any necessary additional funds through equity or debt financings, including in the Regulation A Offering or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Cash and Cash Equivalents

As of December 31, 2020, the Company’s cash and cash equivalents was $2,194,883. Cash equivalents include highly liquid investments with an original maturity of three months or less from the date of purchase. The Company’s operations have been financed to date by a combination of revenue, debt and two cash injections. See “-- Bristol Luxury Group LLC Debt.” The primary cash needs have been to fund working capital requirements (primarily marketing for fast growth and inventory to support that growth) and operating expenses.

Regulation A Offering

On January 5, 2021, the Company commenced an offering of up to $25,875,000 of its Common Stock pursuant to Regulation A under the Securities Act of 1933, as amended (the “Regulation A Offering”). The Company is offering up to 2,500,000 shares of Common Stock at a price of $10.00 per share, plus up to 250,000 additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in our Offering Circular dated December 31, 2020 (the “Offering Circular”)) to investors based upon investment level. As of April 30, 2021, the Company had issued 63,329 shares of Common Stock and secured approximately $500,000 of net proceeds through the Regulation A Offering.

Bristol Luxury Group LLC Debt

On October 31, 2019, Sugarfina Holdings LLC, the Successor, acquired substantially all of the assets of Sugarfina Inc., the Predecessor, a separate entity with different ownership and management that was in bankruptcy. To fund the purchase of the Predecessor’s assets, the Successor signed the Note as debtor to Bristol Luxury Group LLC (“BLG”), which holds 100% of the Successor’s equity, in the amount of $15,000,000 at an interest rate of 12% per annum with a maturity date of May 21, 2021. When the Successor became Sugarfina Corporation on September 26, 2020, BLG continued to own the same controlling interest and the Note maturity date was extended by three years to May 2024. Under the terms of the Note, the Company may borrow, repay and reborrow funds under the Note in one or more loans up to the maximum of $15 million. Paul L. Kessler and Diana Derycz-Kessler, who also sit on the Company’s board of directors jointly own a majority of BLG. Scott LaPorta also owns 2% of BLG directly. Mr. LaPorta also sits on the board of directors and is the current CEO of the Company and was CEO of the Successor when BLG and the Successor agreed to the terms of the Note.

On April 30, 2021, the Company converted $8,000,000 of the balance under the Note to 800,000 preferred shares issued to BLG, with retroactive effect to September 26, 2020.This served to reduce the debt load of the Company. See “Item 6. Other Information – Debt Conversion”.

Under the terms of the Note, the debt is secured by a first priority interest in the substantially all of the Company’s assets including cash, accounts receivable, inventory, fixed assets, and intellectual property. This means that if the Company were to declare bankruptcy, BLG and its holders would be paid first before the stockholders would receive anything. Furthermore, if the Company takes on additional debt after the Regulation A Offering, that debt and its creditors may also receive priority ahead of the stockholders in the event of bankruptcy.

On October 31, 2019, BLG also advanced $1,600,000 to the Successor primarily for the purpose of funding working capital. $1,420,000 of the cash injection was booked as equity and $180,000 recorded in the Company’s accounts payable without further documentation. The working capital funds in accounts payable function like a line of credit under which the Company may borrow funds, repay those funds, and then borrow funds again. In August 2020, BLG added another $1,000,000 to the accounts payable for the purpose of making additional funds available to the Company to use as working capital. At December 31, 2020, the Company’s accounts payable to BLG totaled $1,180,000 and, after giving effect to the Debt Conversion, the amount outstanding under the Note was $8,990,915.

Management opted to seek cash injections from BLG instead of seeking credit facilities with a bank or financial institution because management believes the terms of the cash loans from BLG would be more favorable than from a lending institution at this stage of the Company’s development. Management was expecting to provide additional working capital to the Company in light of both its seasonality and the impact of the economic downturn resulting from the COVID-19 outbreak.

Given that all or substantially all of the Company’s assets serve as collateral for the Note, the Company may find it difficult to obtain financing in the future on terms that are reasonable. Our current strategic initiatives require capital. We may seek to raise any necessary additional funds through equity or debt financings or other sources which may be dilutive to existing stockholders. if we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Paycheck Protection Program

On April 8, 2020, the Successor applied for and was granted a loan under the SBA’s Payment Protection Program (“PPP) in the amount of $2,000,000 through JPMorgan Chase Bank, N.A., for the purpose of covering the Company’s payroll, lease payments and utilities. The loan has a maturity date of April 8, 2022, with an annual interest rate of 0.98%. Under the terms of the loan, Sugarfina has a six-month deferral period. That loan is presented on the consolidated statements of operations for Fiscal 2020 period as “PPP grant income”. See Note 9 to our Consolidated Financial Statements in Item 7. The receipt of funds under the PPP has allowed the Company to temporarily avoid additional workforce reduction measures amidst a steep decline in revenue and production volume. The Company believes that since it used 100% of the funds exclusively for payroll, occupancy, and utility costs in accordance with the guidelines, that 100% of the loan will be forgivable. Accordingly, the Company plans to apply for 100% forgiveness. If the loan, or a portion thereof is not forgiven, the Company believes it will be able to repay the PPP loan and interest with funds from operations.

On March 15, 2021, the Company received a second draw SBA PPP loan in the amount of $1,650,000 through JPMorgan Chase Bank, N.A. The funds granted under that loan will be used to cover the Company’s payroll, lease payments and utilities, according to the SBA guidelines, therefore the Company expects that the loan will be substantially forgiven. To the extent it is not forgiven, the Company would be required to repay that unforgiveable portion at an interest rate of 1% over a period of five years, beginning December 2021.

While the Company believes it has sufficient liquidity with its current cash position, the Company will continue to monitor and evaluate all financing alternatives as necessary as these unprecedented events evolve. For more information, please see “Risk Factors – “We have an amount of debt that may be considered significant for a company of our size, and we may incur additional debt in the future, which may materially and adversely affect our business, financial position, results of operations and cash flows” and “Our results of operations may be negatively impacted by the coronavirus outbreak." in the Offering Circular.

The Company estimates that if it raises the maximum amount sought in the Regulation A Offering, it could continue at its current rate of operations for three to four years without raising additional capital.

Plan of Operations

The Company aims to build brand awareness by pitching editors and gifting influencers, curating customized mailers, and partnering with media. Paid marketing tactics are focused on new customer acquisition and include search engine marketing, social media advertising, paid influencers, sampling and experiential events. Nonpaid marketing efforts focused on driving repeat and loyalty include email marketing to a large and growing subscriber base, social media posts featuring product and lifestyle content, public relations outreach to major media outlets, and a customer loyalty program called SugarfinaRewards.

We have grown our e-commerce customer list from 477,000 subscribers in January 2020 to 560,000 potential customers in April 2021 primarily through social media based advertising, influencer marketing, and sweepstakes. In 2020, the Company invested approximately $175,000 in these efforts to increase its e-commerce customer list by 10%. We have funded this activity with cash from operations. The Company plans to continue spending approximately $25,000 per month with cash from operations to continually increase its e-commerce customer list and drive online revenue growth. The primary activities that were funded by the $175,000 and will be funded by the ongoing $25,000 per month include online advertising, such as Google search marketing, Facebook and Instagram advertising, digital display advertisements, paid influencer activations, and public relations efforts. The Company activates the subscriber list primarily through direct email marketing and messaging that drive website visits and sales.

The Company also plans to identify and stay current with new trends by attempting to develop partnerships with brands that have robust influencer relationships, such as the upcoming Hampton Water collaboration. The Company has recently signed new collaboration agreements with a popular hard-seltzer manufacturer company and a L.A.-based vegan foods brand. These agreements provide each party with licenses to the other’s intellectual property for the purposes of promoting jointly branded products during the term of the agreement, and they contain basic marketing commitments such as promoting the collaboration via email and social media. These agreements do not contain any royalty provisions. Our internal creative team has designed specialty bento boxes, sleeves, and labels for these collaborations. We plan to invest approximately $15,000 in these components to support their launches. These initiatives will continue to be funded with cash from operations.

The Company is expanding its North American wholesale business primarily through opening new specialty gourmet grocery and online gifting accounts with a focused effort from its internal sales force. During 2020 we expanded distribution in both categories in the United States and Canada. We funded those efforts with cash from operations. In November 2020, we launched into a major gourmet grocery chain based in the upper Midwest, and with a major online food gifting company. Both relationships are on a purchase order basis, and there is no agreement governing the terms of the relationship. We are funding this inventory investment with cash from operations. Additionally, we have expanded distribution with our existing large department store customers by building an internal “vendor direct ship” capability enabling us to list our products on their e-commerce platforms and ship consumer orders directly from our distribution facilities. That capability was funded with cash from operations. No further investment is required to build that capability, and the company has inventory on hand to supply anticipated demand.

In a further effort to expand our sales outlets in North America, we recently opened four new Sugarfina branded boutique retail stores in the greater Los Angeles area. The seven-year leases contain percentage of sales rent terms during the first two years and convert to a fixed rate rent in years three through seven with a mutual option for early termination after three years based on sales performance. The leases also call for Sugarfina to pay its pro rata share (based on store square footage) of common area maintenance charges and utilities. We funded the upfront deposits and leasehold improvements totaling approximately $160,000 with cash from operations and a $100,000 tenant improvement allowance from the landlord, bringing our net cost to $60,000. Three of the four new stores were operational beginning in December 2020 and the fourth store was operational beginning in February 2021.We plan to open a new store in a new luxury hotel and casino in Las Vegas, for which we have also received favorable terms of one year rent-free and subsequent percentage of rent for the term of the lease. We continue exploring additional retail locations for 2021.

The Company also built an additional on-line store front on Amazon.com that launched in December 2020. That on-line store will be managed by Sugarfina directly leveraging the Company's existing e-commerce infrastructure. As such, upfront incremental development costs have been minimal. The Company plans to sell its existing core product assortment through Amazon to meet this demand.

Internationally, we have four main initiatives underway. First, our own international team has expanded our international retail distribution by launching into Myer department stores in Australia, a luxury candy boutique in Madrid, Spain, and into the high-end department store, the Galleria, in Seoul, South Korea. Secondly, in November 2020 we launched the Sugarfina brand on a well-known Japanese luxury consumer e-commerce platform. Third, we have retained an international development firm based in the United Kingdom to pursue additional wholesale distribution expansion opportunities in the United Kingdom, Europe, and Russia. Fourth and finally, our valued franchise partners in Hong Kong are keen to expand their activities with the Sugarfina brand in SouthEast Asia by exploring setting up new retail boutiques and/or wholesale distribution in Macau. We currently also exploring the expansion of the Franchisee’s rights to include e-commerce in both Hong Kong and Macau.

The Company is also implementing strategies for long-term operational improvements that should positively impact working capital. The Company aims to streamline its distribution process by concentrating all its assembled products in its new Las Vegas headquarters and fulfillment center, which we plan to eventually become the sole distributor of the Company’s assembled products to retail stores, corporate gifting customers, and ecommerce customers. This initiative will enable the Company to consolidate its finished goods inventory, shipping activities, and increase capacity to meet higher demand from the revenue initiatives described above.

The Company is developing these incremental marketing, sales, distribution and operational capabilities to support its long-term plans to grow revenues funded by cash from operations. The net proceeds from the Regulation A Offering will be used as to accelerate our growth rate as a function of having additional capital to invest in product development, marketing, sales initiatives, and working capital. These plans include potentially acquiring incremental complimentary consumer lifestyle brands depending on market conditions. The acquisition of incremental brands is partially contingent upon raising additional capital in the Regulation A Offering. Depending on the success of the Regulation A Offering, we may utilize a portion of the proceeds for such acquisitions.

We foresee the largest obstacle that may prevent us from achieving our goals is the potential occurrence of additional waves of COVID-19 that causes the economy to shut back down, limiting consumer activity. We anticipate that our sales diversification, distribution, and expansion initiatives with gourmet grocery stores and opening additional online direct to consumer store fronts would partially offset the impact of a potential new outbreak. The second major challenge we may face relates to our supply chain, specifically with regard to our suppliers and co-packer. They may not be able to meet our demand needs without proper forecasts from us. We are building a stronger planning capability internally in order to provide rolling 12 months forecasts to our supply base to enable them to better and more timely meet our needs. Furthermore, additional major global waves of COVID-19 may strain our international suppliers’ ability to meet our demand.

We believe our existing plans for 2021 can be funded with cash from operations, and if necessary, incremental short-term borrowings from the current stockholders, as well as the proceeds from the offering. See "Use of Proceeds.”

There is no assurance that the Company’s activities will generate sufficient revenues to sustain its operations without additional capital, or if additional capital is needed, that such funds, if available, will be obtainable on terms satisfactory to the Company. Accordingly, given the Company’s limited cash and cash equivalents on hand, the Company may be unable to implement its business plans and proposed operations unless it obtains additional financing or otherwise is able to generate revenues and profits. The Company may raise additional capital through sales of debt or equity, obtain loan financing or develop and consummate other alternative financial plans. In the near term, the Company plans to rely on its primary stockholder, BLG, to continue its commitment to fund the Company’s continuing operating requirements.

The Company will require a minimum of $3,000,000 to $4,000,000 for the next 12 months to fund its operations, which will be used to fund expenses related to operations, marketing, product development, travel, salaries and other incidental expenses. Management believes that this capital would allow the Company to meet its operating cash requirements and would facilitate the Company’s business of selling and distributing its products. As of April 30, 2021, the Company had secured a second draw SBA PPP loan in the amount of $1,650,000 and approximately $500,000 of net proceeds through the Regulation A Offering.

Trend Information

Our primary goal is to add customers in our e-commerce and retail store sales channels as well as adding customers in our wholesale and corporate sales channel. As we add customers, we will be able to grow our brands. Increasing demand, along with media coverage in the United States, has driven and continues to drive an increase in sales of our confectionery products.

We continue to find media channels to drive awareness and trial of our products and acquire new customers. As we continue to have more successful products and brands in our portfolio our ability to grow gains positive momentum.

The confectionery industry is a sizable market and is predicted to witness a steady CAGR of 3.5% in the period of 2019-2026 globally. We believe the Company is one of the few confectionery companies that is connecting with the next generation of consumers and that should lead to a significant and expanding market opportunity. With a strong portfolio of brands and an industry-leading creative, marketing, and sales team, we believe the Company has the potential to seize a larger portion of the US confectionery market.

Our net revenue has been negatively impacted by the COVID-19 pandemic. We are unable to predict the duration and magnitude of this impact going forward.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer shopping behavior. To serve our customers while also providing for the safety of our team members, we have adapted aspects of our logistics, transportation, supply chain and purchasing processes. On March 17, 2020, the Company issued a shelter-in-place order to its employees based in our El Segundo, California headquarters, and began welcoming employees back to headquarters in late June and early July 2020.

As the Company qualified as an essential business as defined by state regulations, we continued to operate our distribution centers while maintaining social distancing. At the same time, we have taken a variety of safety measures following federal, state and local guidelines at our fulfillment centers’ operations. These safety measures include enhanced daily cleaning and disinfection policies, enhanced personal hygiene efforts and implementing social distancing efforts and awareness throughout the fulfillment centers. The reduced manpower in warehouses, together with increased e-commerce orders, led to minor delivery delays but we have not experienced any significant disruptions in our supply chain or any carrier interruptions or delays. If, as a result of COVID-19, we face disruptions in our supply chain, or are unable to continue to operate one or more of our fulfillment centers or timely deliver orders to our customers, we may not be able to retain our customers or attract new customers.

Since late March 2020, we have experienced a significant increase in e-commerce demand primarily as a result of changes to consumer behaviors resulting from the various stay-at-home and other restrictions placed on consumers throughout much of the United States in response to the COVID-19 pandemic. This increased demand may not continue at current levels, if at all, depending on the duration and severity of the COVID-19 pandemic, the length of time stay-at-home and restaurant restriction orders stay in effect and for economic and operating conditions, and consumer behaviors to resume to levels prior to the COVID-19 pandemic and numerous other uncertainties.

Nearly all stores have been directly and negatively impacted by public health measures taken in response to COVID-19, with nearly all locations experiencing reduced operations as a result of, among other things, modified business hours and store and mall closures. As a result, wholesale partners did not order products for their stores in line with forecasted amounts and have only recently begun ordering from us again. This trend has negatively impacted, and may continue to negatively impact, among other things, retail and wholesale sales.

During this challenging time, our foremost priority is the safety and well-being of our employees, customers, business partners and communities. In addition to our already stringent practices for the quality and safety of our products, we are diligently following health and safety guidance issued by the World Health Organization, the Centers for Disease Control and state and local governmental agencies. COVID-19 has had an unprecedented impact on our industry as containment measures continue to escalate. Numerous countries, states and local governments have effected ordinances to protect the public through social distancing, which has caused, and we expect will continue to cause, a significant decrease in, among other things, retail traffic and as a result, wholesale sales and retail sales. With that said, Sugarfina products remain available for sale online and in our stores. Our current focus is on driving growth in our online sales and wholesale direct business partners. The number of our stores remaining open may change frequently and significantly due to the ever-changing nature of the outbreak.

In these challenging and unprecedented times, management is taking all necessary and appropriate action to maximize our liquidity as we navigate the current landscape. These actions include significantly reducing our operating expenses and purchasing volume to reflect reduced sales volumes as well as the elimination of all non-essential spending and capital expenditures. Further, in an abundance of caution and to maintain ample financial flexibility, we applied for and received first and second round PPP loans, which has allowed us to temporarily avoid workforce reduction measures amidst a steep decline in revenue. While we believe we have sufficient liquidity with our current cash position, we will continue to monitor and evaluate all financing alternatives as necessary as these unprecedented events evolve.

While we anticipate that the effects of the Covid-19 pandemic on our business will begin to subside with the increase in vaccine distribution, a decrease in state and local restrictions, and in increase in retail consumer activity, we cannot predict the duration or severity of the economic impact of COVID-19 or its ultimate impact on our wholesale operations.

The ultimate financial impact on the Company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time. However, as of the date of this Annual Report, the company has experienced increased demand for its products so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

Item 3. Directors, Executive Officers and Significant Employees

The Company’s officers, significant employees and directors are as follows.

Name	Position	Age	Term of Office
Executive Officers:
Scott LaPorta	CEO	58	Since November 1, 2019
Fiona Revic	Secretary and Corporate Counsel	30	Since July 6, 2020
Ryan Nelson	Vice President of Sales	45	Since November 1, 2019
Debra Allen	Vice President of Human Resources	41	Since November 1, 2019
Brian Garrett	Vice President of Finance and IT	40	Since January 11, 2021
Juliette Kim	Vice President of Marketing	40	Since January 25, 2021
Significant Employees:
Roy Olson	Director of Operations	48	Since January 11, 2021
Directors:
Scott LaPorta	Director	58	Since November 1, 2019
Paul L. Kessler	Director	60	Since November 1, 2019
Diana Derycz-Kessler	Director	56	Since November 1, 2019

Scott LaPorta, CEO and Director

Scott LaPorta is a proven senior executive with a record of driving outstanding performance within highly competitive and aspiration driven consumer businesses/brands including Levi Strauss, Hilton, Marriott, Bolthouse Farms, and most recently GT’s Kombucha. Scott provides strategic vision as well as creative and disciplined operational leadership. He has successfully developed and commercialized under managed businesses into high growth enterprises while expanding margins and building capability. Mr. LaPorta has raised over $30 billion in capital and led or co-led over $10 billion of M&A activity as a CFO of operating companies in the hospitality, lodging, and casino industries. He has also led two IPO spin off transactions. Scott took on a turnaround role at Levi Strauss in 2002 that included leading strategy, planning, and restructuring and then ran three divisions of the company. Mr. LaPorta successfully led the commercialization, growth, and eventual sale of the Bolthouse Farms fresh food and beverage business at a category leading exit multiple for a private equity firm. He was with Bolthouse Farms from 2009 through 2016. From January 2017 to July 2018, Mr. LaPorta lead Neuro Drinks as its President. From September 2018 to September 2019, Mr. LaPorta served as Chief Commercial Officer of GT’s Living Foods. Mr. LaPorta holds an MBA in Finance and Marketing from Vanderbilt University and a BS in Accounting from the University of Virginia. While he was at the University of Virginia Scott was a collegiate baseball pitcher.

Fiona Revic, Secretary and Corporate Counsel

Fiona Revic, Esq., is currently our Corporate Counsel. She has served in that position since July 2020. Prior to joining Sugarfina, she was In-House Counsel at Neoteryx, LLC from February 2020 to June 2020 responsible for all legal matters in the normal course of business and was previously Contracts Manager from March 2016 to February 2020 responsible for all commercial contracts. Prior to that, she was Assistant to In-House Counsel at Phenomenex Inc. from January 2015 to January 2016 and assisted with all legal matters. She holds Bachelor of Laws (LLB) degree from the University of Bristol, UK, completed her Legal Practice Course at the University of Law in London, UK, holds her Master of Laws (LLM) from UCLA, and is a member in good standing of the California Bar.

Ryan Nelson, Vice President of Sales

Ryan Nelson brings over 20 years of retail experience to Sugarfina. In his current role at Sugarfina, Ryan is responsible for managing the sales and merchandising strategies for the Sugarfina retail experience both in-store and online. Ryan has been with Sugarfina since May 2016. Prior to joining the brand, Ryan served as the head of retail at Godiva USA from November 2015 and brings a wealth of confections experience along with 10 years in retail management experience from KB Toys. Ryan attended Arizona State University.

Debra Allen, Vice President of Human Resources

Debra Allen serves as our current Vice President of Human Resources. She has been in the role since the launch of the Company on November 1, 2019. Prior to joining us, she served as the head of Human Resources at the Los Angeles Film School from August 2016 to August 2019. In that position she oversaw 400 employees at two different campuses as an HR department of one. Prior to that she held the position of Head of Human Resources for various entertainment companies and ran her own HR consulting firm, spanning from May 2004 to July 2016. She holds a B.A. in political Science from California State University, Northridge and is currently working on her master’s degree in Human Resources Management at the University of Southern California.

Brian Garrett, Vice President of Finance and IT

Brian Garrett is currently our Vice President of Finance and IT. He joined the Company in January 2021. He brings over 17 years of experience leading accounting and finance teams and over 10 years of financial reporting experience for publicly traded companies. Prior to the Company, he served as Controller of Eagle Pipe, LLC from July 2017 to January 2021. He previously served as Controller at Elite Compression Services, LLC from May 2014 to June 2017, as Assistant Controller at Genesis Energy, L.P. from 2007 to 2014 and held various audit and assurance services roles at Deloitte from 2003 to 2007. He is a licensed CPA in the state of Texas and earned a BBA and MS in Accounting from Texas A&M University in College Station, TX.

Juliette Kim, Vice President of Marketing

Juliette Kim is currently our Vice President of Marketing. She joined Sugarfina in January 2021. She brings over 15 years of marketing experience from both the brand and retailer side to Sugarfina. Prior to joining us, she was the Senior Director of Global Brand Marketing and Product Development at Lancer Skincare from August 2019 to July 2020, Director of Product and Brand Marketing at Hourglass Cosmetics from November 2018 to July 2019, Senior Marketing Manager at Sephora from December 2016 to November 2018 and Brand Marketing Manager for Sally Hansen from June 2015 to July 2016. Her experience spans across brand, product and retail marketing as well as social media, more recently focused on the luxury space. She holds a B.S. in Marketing from the University of Illinois at Chicago.

Roy Olson, Director of Operations

Roy Olson is currently our Director of Operations and will lead our new centralized distribution facility which will start operations in Spring of 2021. Roy joined Sugarfina in January 2021. He has 15 years of end-to-end supply chain and program management expertise. Prior to joining Sugarfina he worked at GEODIS for 6 years, most recently as Director of Operations, starting his supply chain carrier with DHL/Excel for 8 years. Roy’s client experience includes P&G, General Mills, Starbucks, Duluth Trading Company, Bath & Body Works & Ecolab. Roy was honorably discharged from the United States Marine Corps in 1999 after serving 6 years and earned a BBA from Lakeland University in Wisconsin.

Paul L. Kessler, Director

Paul L. Kessler is Principal, Portfolio Manager and Founder of Bristol Capital Advisors, LLC and has extensive experience as a financier and venture capitalist. He is well versed at identifying deep value investment opportunities in a variety of industries. Mr. Kessler has broad experience in finance, actively sourcing, identifying, negotiating, and structuring investment transactions. He has actively worked with executives and boards of companies on corporate governance, strategy, and alignment of interests with stakeholders. Mr. Kessler has guided and overseen over 700 investment transactions. Mr. Kessler is married to Diana Derycz-Kessler.

Diana Derycz-Kessler, Director

Diana Derycz-Kessler has 20 years of experience serving as a principal investor in Bristol Capital Advisors with investments in growing public and private companies in a variety of sectors. Through her investment activities she has taken on active operational roles, including a 17-year tenure as Owner, CEO and President of the Los Angeles Film School where she significantly grew the school’s size and presence to become a leader in media arts education. Ms. Kessler also has extensive experience in strategy, business operations, corporate governance, legal affairs. She holds a Law Degree from Harvard Law School, a master’s degree from Stanford University, and her Undergraduate Degree from UCLA. Ms. Kessler is married to Paul L. Kessler.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020 the three highest-paid directors and executive officers were paid as set forth in the table below:

Name	Capacities in which Compensation was Received	Cash Compensation ($)	Other Compensation ($) (1)	Total Compensation ($)
Scott LaPorta	CEO and Director	$485,000	$10,554	$495,554
Naveed Goraya (2)	Vice President of Supply Chain Operations	$225,000	$9,271	$234,271
Maija Benincasa (3)	Vice President of Marketing	$215,000	$4,146	$219,146

(1)	Represents the value of benefits received.
(2)	Naveed Goraya is no longer with the Company as of February 26, 2021.
(3)	Maija Benincasa resigned from the Company on January 1, 2021.

The Company did not pay its directors for the fiscal year ended December 31, 2020. There were 3 directors in that group.

We have an employment agreement with Scott LaPorta, our CEO and Director, with a term of four years and successive one-year renewal options. Mr. LaPorta is paid an annual base salary of $485,000 and is eligible to receive an annual bonus based on the Company’s achievement of goals for revenue and EBITDA. His target performance bonus is 70% of his base salary with the ability to earn up to 200% of the target bonus each fiscal year based on two components – revenue and EBITDA. In the event Mr. LaPorta is terminated without cause or leaves the Company for good reason, he will receive his base salary earned through the date of termination, accrued and unused paid time off, reimbursed expenses, all other accrued payments and benefits under his employment agreement. He will also receive a lump sum of his base salary plus a pro rata portion of his target bonus for that fiscal year, provided he signs a release of claims against company. In the event of a change of control or similar event, Mr. LaPorta will receive the same amounts as described above if, within twelve months of the change of control, he is terminated without cause or leaves for good reason.

Mr. LaPorta is eligible to receive a discretionary performance bonus, which would be granted at the sole discretion of the board of directors, for successfully transitioning the Company through the holiday season during the period of November 1 through December 31, 2019. In lieu of his year-end bonus for his efforts during the years 2019 and 2020, Mr. LaPorta elected to receive 56,000 stock options under the 2021 Stock Option Plan (as defined below) at a $10.00 exercise price.

Item 4. Security Ownership of Management and Certain Securityholders

The following table displays, as of April 30, 2021, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

	Series A Preferred Stock (5)			Common Stock
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class	Amount and Nature of Beneficial Ownership (1)	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Paul L. Kessler (2)	658,400	-	82.3%	10,292,298	-	82.3%
Scott Kaufman (3)	125,600	-	15.7%	1,956,933	-	15.7%
Diana Derycz-Kessler (2)	658,400	-	82.3%	10,292,298	-	82.3%
All executive officers and directors as a group (8 people in this group) (4)	674,400	-	84.3%	10,543,067	-	84.3%

(1)	The address for all beneficial owners is 1700 E Walnut Ave., Suite 500, El Segundo, CA 90245
(2)	Mr. Kessler and Ms. Derycz-Kessler own their interest in the Company through Bristol Luxury Group LLC, which they each jointly own, through their entities Bristol Investment Fund Ltd. and Vendome Trust.
(3)	Mr. Kaufman owns his interest in the Company through his ownership of Barlock Capital, which has an interest in Bristol Luxury Group LLC.

(4)	Does not include shares to be issued in our Regulation A offering, over which investors will grant an irrevocable proxy to Mr. LaPorta.
(5)	Gives effect to the Debt Conversion. Except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders, shares of Series A Preferred Stock do not have any voting powers, preferences or relative, participating, optional or other special rights or voting powers, or qualifications, limitations or restrictions thereof. In all cases where the holders of shares of Series A Preferred Stock have the right to vote separately as a class, those holders shall be entitled to one vote for each such share held by them respectively. See “Item 6. Other Information – Debt Conversion”

Item 5. Interest of Management and Others in Certain Transactions

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On October 31, 2019, Successor acquired all the assets of Predecessor, a separate entity with different ownership and management that was in bankruptcy. To fund the purchase of the Predecessor’s assets, the Successor signed a Note as debtor to Bristol BLG, in the amount of $15,000,000 at an interest rate of 12% per annum with a maturity date of May 21, 2021, which has now been extended to May 21, 2024. On [DATE], the Company converted $8,000,000 of its debt to held by Bristol Luxury Group to 800,000 preferred shares in favor of BLG and made this change retroactive to September 26th, 2020, reducing the debt load of the Company.

Paul L. Kessler and Diana Derycz-Kessler, who sit on the Company’s board of directors, own a combined 82.34% of BLG through their Bristol Investment Fund Ltd. and Vendome Trust. Barlock Capital owns 15.7% of BLG. Scott La Porta owns the remaining 2% of BLG and is the Company’s CEO and a director. As of December 31, 2020, $8,990,915 was outstanding under the Note. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources – Bristol Luxury Group LLC Debt,” above.

On October 31, 2019, BLG also loaned the Successor $180,000 in cash followed by another $1,000,000 cash loan in August 2020, for the purpose of making additional funds available to the Company for use as working capital. As of December 31, 2020, $1,180,000 was held in the Company’s accounts payable leaving the Company with a debt of $8,990,915 owed to BLG. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Bristol Luxury Group LLC Debt,” above.

In total, as of December 31, 2020, the Company owes BLG, and so also owes its CEO, Mr. LaPorta, and two of its current directors, Mr. Kessler and Ms. Derycz-Kessler, $10,170,915.

On April 30, 2021, the company completed the Debt Conversion under which it converted $8,000,000 of the balance due under the Note into shares of Series A Preferred Stock, with retroactive effect to September 26, 2020. See “Item 6. Other Information – Debt Conversion”

Item 6. Other Information

Stock Option Plans

In January 2021, our Stockholders approved a stock option plan for the issuance of up to 500,000 options (the “2021 Stock Option Plan”), subject to annual increases in the number of available options. During 2021, we granted 306,000 stock options to 53 employees.

The 2021 Stock Option Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to the Company’s employees and any subsidiary’s employees, and for the grant of nonstatutory stock options, restricted stock, or restricted stock units to the Company’s employees, directors and consultants. The plan is administered by the plan administrator. The exercise price of options granted under the plans must be at least equal to the fair market value of our Common Stock at the time of grant. The term of an option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Options vest over a 4-year period subject to continued employment. The plan administrator will determine the methods of payment for the exercise price of an option. If an individual’s service terminates voluntarily for good reason, the participant may exercise his or her option within 90 days of termination or such longer period of time as provided in his or her award agreement. If an individual’s service terminates due to the participant’s death or disability, the option may be exercised within one year of termination, or such longer period of time as provided in his or her award agreement. If an individual’s service terminates voluntarily other than for good reason or if an individual is terminated for cause, all of the individual’s vested and un-vested options will immediately lapse. The vested portion of an employee’s options will become exercisable immediately prior to the consummation of an exit event. However, in no event may an option be exercised after the expiration of its term. The plan administrator does not use published criteria concerning number of options granted or formal performance formulas. Options are granted based on overall contribution as recommended by the plan administrator and approved by the Board of Directors.

Debt Conversion

On April 30, 2021, Sugarfina Holdings LLC and BLG executed an Exchange Agreement (the “Exchange Agreement”) and, concurrently therewith, an Amendment No. 1 to the Amended and Restated LLC Agreement of Sugarfina Holdings LLC (the “LLCA Amendment”), each having an effective date of September 26, 2020. Pursuant to the Exchange Agreement and the LLCA Amendment, BLG and Sugarfina Holdings LLC agreed to convert a portion of the outstanding principal and accrued interest on the Note equal to $8 million in the aggregate (including $6,289,954 in outstanding principal and $1,710,046 in accrued interest) for 800,000 preferred units of Sugarfina Holdings LLC, with such exchange becoming effective immediately prior to the conversion of Sugarfina Holdings LLC into the Company on September 26, 2020.

In order to provide for the issuance of preferred stock to BLG in connection with the corporate conversion, the Company has also amended Article Fourth of the Certificate of Incorporation of the Company by filing a Certificate of Correction with the Delaware Secretary of State on April 30, 2021. The Certificate of Correction designates 800,000 shares of the Company’s preferred stock as “Series A Preferred Stock” and fixes the rights, preferences, limitations, qualifications and restrictions with respect to the shares of such series. Effective September 26, 2020, the board of directors of the Company then issued 800,000 shares of Series A Preferred Stock to BLG in proportion to the number of preferred units BLG owned in Sugarfina Holdings LLC immediately prior to the corporate conversion.

A copy of the Exchange Agreement is filed as Exhibit 3 to this Annual Report. Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Sugarfina Holdings LLC is filed as Exhibit 2.5 to this Annual Report, the Certificate of Correction to the Certificate of Incorporation is filed as Exhibit 2.3 to this Annual Report and the [conformed copy of the] Certificate of Incorporation of Sugarfina Corporation is filed as Exhibit 2.6 to this Annual Report.

The Company believes that this Debt Conversion may offer certain benefits to the Company, including lowering the debt load of the Company, potentially improving future liquidity, potentially improving our ability to obtain third-party financing, and generally providing more financial flexibility.

The preferred stock issued to BLG does not have the right to vote, except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders. Preferred stock has a cumulative dividend rate of 12% per annum on the issue price of the preferred stock that accrues on a daily basis and a dividend rate of 14% on the amount of any previously accrued dividends not yet paid, which compounds monthly. Dividends are payable as declared by the Company’s Board of Directors. Holders of preferred stock receive dividends, when declared, and liquidation preferences over holders of common stock. Preferred stock is convertible to common stock at the option of the preferred stockholder.  As of December 31, 2020, there were un-declared dividends in the amount of $260,000.

Item 7. Financial Statements

INDEPENDENT AUDITORS’ REPORT

To the Members of

Sugarfina Corporation

We have audited the accompanying consolidated financial statements of Sugarfina Corporation (Successor), which comprise the consolidated balance sheets as of December 31, 2020 and December 31, 2019 (Successor) and the related consolidated statements of operations and comprehensive loss, Successor changes in stockholder’s deficit, Predecessor changes in stockholder’s equity, and cash flows for the year ended to December 31, 2020 (Successor), period of November 1, 2019 (Inception) to December 31, 2019 (Successor), and the period of January 1, 2019 to October 31, 2019 (Predecessor), and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform out audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sugarfina Corporation as of December 31, 2020 and December 31, 2019 (Successor) and the results of their operations and their cash flows for the year ended December 31, 2020 (Successor), period of November 1, 2019 (Inception) to December 31, 2019 (Successor), and the period of January 1, 2019 to October 31, 2019 (Predecessor), in accordance with accounting principles generally accepted in the United States of America.

Successor Financial Statements

As discussed in Note 2 to the consolidated financial statements, on November 1, 2019, the Successor completed the acquisition of substantially all of the assets and assumed certain of the liabilities of the Predecessor in accordance with the Purchase Agreement. The Successor accounted for the acquisition in accordance with Accounting Standards Codification Topic 805, Business Combinations, recognizing the acquired net assets at fair value, resulting in a lack of comparability with the prior-period financial statements of the Predecessor.

Long Beach, California

April 30, 2021

SUGARFINA CORPORATION
CONSOLIDATED BALANCE SHEETS

	Successor
	December 31, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,194,883	$3,071,217
Restricted cash	238,854	240,795
Accounts receivable	1,111,239	2,877,114
Inventory	4,377,986	5,330,774
Prepaid expenses	1,332,598	941,267
	9,255,560	12,461,167

OTHER ASSETS
Property and equipment, net	560,027	674,241
Intellectual property	444,544	541,282
Deposits	704,669	539,707
	1,709,240	1,755,230

TOTAL ASSETS	$10,964,800	$14,216,397

LIABILITIES AND MEMBERS' DEFICIT / STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES
Accounts payable	$1,929,543	$1,837,325
Accrued expenses	1,053,033	2,140,520
Deferred revenue	352,149	716,303
Equipment notes payable to related party	10,821	90,572
	3,345,546	4,784,720

NONCURRENT LIABILITIES
Equipment notes payable, noncurrent portion	-	3,105
Deferred rent	231,904	-
Due to related party	1,180,000	180,000
Secured promissory note payable to related party	8,990,915	15,302,330
	10,402,819	15,485,435

COMMITMENTS AND CONTINGENCIES (Note 11)

MEMBERS' DEFICIT (12,500,000 units outstanding)	-	(6,053,758)

STOCKHOLDER'S DEFICIT
Preferred stock, $0.01 par value, 5,000,000 shares authorized; 800,000 shares issued and outstanding	8,000	-
Common stock; $0.01 par value, 25,000,000 shares authorized; 12,500,000 shares issued and outstanding	125,000	-
Additional paid-in capital	9,412,000	-
Accumulated deficit	(12,293,639)	-
Accumulated other comprehensive loss	(34,926)	-
	(2,783,565)	-

TOTAL LIABILITIES AND MEMBERS' DEFICIT / STOCKHOLDER'S DEFICIT	$10,964,800	$14,216,397

See Independent Auditors’ Report

The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Successor		Predecessor (A Debtor-in-Possession)
	For the Year Ended December 31, 2020	November 1, 2019 (Inception) to December 31, 2019	For the Period January 1, 2019 to October 31, 2019
NET REVENUE	$24,992,247	$8,307,738	$31,722,317

COST OF SALES	13,184,826	9,336,649	17,468,366

GROSS MARGIN (LOSS)	11,807,421	(1,028,911)	14,253,951

SELLING, GENERAL AND ADMINISTRATIVE	16,812,673	6,240,893	38,905,431

LOSS FROM OPERATIONS	(5,005,252)	(7,269,804)	(24,651,480)

OTHER INCOME (EXPENSE)
PPP grant income	2,000,000	-	-
Interest expense	(1,702,231)	(304,108)	(3,698,454)
Other (expense) income	(15,942)	9,397	(10,358)
Reorganization items, net	-	-	(8,346,346)
	281,827	(294,711)	(12,055,158)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(4,723,425)	(7,564,515)	(36,706,638)

(BENEFIT) PROVISION FOR INCOME TAXES	(28,544)	34,243	20,815

NET LOSS	(4,694,881)	(7,598,758)	(36,727,453)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign current translation (loss) gain	(34,926)	-	205,170

TOTAL COMPREHENSIVE LOSS	$(4,729,807)	$(7,598,758)	$(36,522,283)

NET LOSS PER SHARE/UNIT
BASIC	$(0.40)	$(0.61)
DILUTED	$(0.38)	$(0.61)

WEIGHTED AVERAGE SHARES/UNITS OUTSTANDING
BASIC	12,500,000	12,500,000
DILUTED	12,500,000	12,500,000

See Independent Auditors’ Report

The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION

SUCCESSOR CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

	Successor
	Preferred Stock		Common Stock		Additional Paid-In	Members' Capital		Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amounts	Capital	Units	Value	Deficit	Loss	Total
BALANCE, NOVEMBER 1, 2019	-	$-	-	$-	$-	-	$-	$-	$-	$-

CAPITAL CONTRIBUTIONS	-	-	-	-	-	1,545,000	1,545,000	-	-	1,545,000

NET LOSS	-	-	-	-	-	-	-	(7,598,758)	-	(7,598,758)

BALANCE, DECEMBER 31, 2019	-	-	-	-	-	1,545,000	1,545,000	(7,598,758)	-	(6,053,758)

CONVERSION FROM LLC TO CORPORATION	800,000	8,000	12,500,000	125,000	9,412,000	(1,545,000)	(1,545,000)	-	-	8,000,000

OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	-	(34,926)	(34,926)

NET LOSS	-	-	-	-	-	-	-	(4,694,881)	-	(4,694,881)

BALANCE, DECEMBER 31, 2020	800,000	$8,000	12,500,000	$125,000	$9,412,000	-	$-	$(12,293,639)	$(34,926)	$(2,783,565)

See Independent Auditors’ Report

The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA, INC.

PREDECESSOR CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

	Predecessor (Debtor-in-Possession)
	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amounts	Capital	Defict	Income (Loss)	Total
BALANCE, JANUARY 1, 2019	11,356,855	$113	12,015,643	$120	$56,239,852	$(44,809,267)	$(107,481)	$11,323,337

EXERCISE OF STOCK OPTIONS	-	-	18,464	-	19,550	-	-	19,550

VESTING OF STOCK OPTIONS	-	-	-	-	89,702	-	-	89,702

OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	205,170	205,170

NET LOSS	-	-	-	-	-	(36,727,453)	-	(36,727,453)

BALANCE, OCTOBER 31, 2019	11,356,855	$113	12,034,107	$120	$56,349,104	$(81,536,720)	$97,689	$(25,089,694)

See Independent Auditors’ Report

The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor		Predecessor (A Debtor-in- Possession)
	For the Year Ended December 31, 2020	November 1, 2019 (Inception) to December 31, 2019	For the Period January 1, 2019 to October 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,694,881)	$(7,598,758)	$(36,727,453)
Adjustments to reconcile net loss to net cash from operating activities, net of business acquisition
Depreciation and amortization	404,289	37,252	3,760,894
Accretion of debt issuance costs	-	-	618,207
Stock-based compensation expense	-	-	89,702
Noncash reorganization items	-	-	7,722,041
Impairment of property and equipment	-	-	2,241,465
PPP grant income	(2,000,000)	-	-
Inventory reserve	364,812	3,448,016	896,650
Noncash interest expense	1,688,585	302,330	-
Changes in operating assets and liabilities:
Accounts receivable	1,765,875	(396,878)	1,711,583
Inventory	587,976	3,480,273	1,124,418
Prepaid expenses	(391,331)	(803,219)	1,306,171
Deposits	(164,962)	(985)	49,169
Accounts payable	92,218	1,837,325	1,412,406
Post-petition liabilities	-	-	896,215
Accrued expenses	(1,087,487)	1,396,442	(1,021,876)
Deferred revenue	(364,154)	(182,591)	664,412
Deferred rent	231,904	-	69,229
Proceeds received under Paycheck Protection Program	2,000,000	-	-
Net Cash (Used In) Provided By Operating Activities	(1,567,156)	1,519,207	(15,186,767)

CASH FLOWS FROM INVESTING ACTIVITIES
Business acquisition, net of cash and restricted cash acquired	-	(14,896,975)	-
Capitalization of intellectual property	(15,011)	-	(238,017)
Purchases of property, plant, and equipment	(178,326)	-	(202,911)
Net Cash Used in Investing Activities	(193,337)	(14,896,975)	(440,928)

See Independent Auditors’ Report

The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Continued)

	Successor		Predecessor (A Debtor-in- Possession)
	For the Year Ended December 31, 2020	November 1, 2019 (Inception) to December 31, 2019	For the Period January 1, 2019 to October 31, 2019
CASH FLOWS FROM FINANCING ACTIVITIES
Payment on equipment notes payable	(82,856)	(35,220)	(32,131)
Proceeds from notes payable, net of debt issuance costs	-	-	8,703,960
Due to related party	1,000,000	180,000	-
Proceeds from note payable to member	-	15,000,000	-
Proceeds from exercise of stock options	-	-	19,550
Capital contribution from member	-	1,545,000	-
Net Cash Provided by Financing Activities	917,144	16,689,780	8,691,379

EFFECT OF EXCHANGE RATES ON CASH	(34,926)	-	205,170

NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(878,275)	3,312,012	(6,731,146)

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF PERIOD	3,312,012	-	9,650,177

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	$2,433,737	$3,312,012	$2,919,031

SUPPLEMENTAL CASH FLOW INFORMATION:
Noncash investing and financing activities:
Conversion of secured promissory note payable to preferred stock	$8,000,000	$-	$-
Cash paid during the years for:
Interest	$13,646	$1,800	$212,000
Taxes	$5,463	$-	$-

See Independent Auditors’ Report

The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMTENTS

DECEMBER 31, 2020 AND 2019

NOTE 1 – Operations

Organization and Operations

Sugarfina Corporation (the Company or the Successor) was formed in 2019 as a Delaware limited liability company and converted to a corporation on September 26, 2020. In conjunction with the reincorporation, the outstanding 1,000 membership units of Sugarfina Holdings LLC were exchanged for 12,500,000 shares of common stock of Sugarfina Corporation. All unit and per unit amounts in the accompanying consolidated financial statements for the Successor have been adjusted retroactively to reflect the effect of the 1:12,500 unit split resulting from the corporate conversion as if it had occurred at November 1, 2019.

The Company’s wholly owned subsidiaries are Sugarfina USA Inc., Sugarfina Global Inc., Sugarfina Global Canada Inc, and Sugarfina IP LLC. The Company operates an upscale candy brand for adults through its e-commerce channels, as well as its wholesale channels, corporate and custom sales, and its retail boutiques in North America, located in major cities such as Los Angeles, New York, Boston, Vancouver, and Toronto. In addition to its retail boutiques in Canada, the Company also has an international presence through its franchise stores in Hong Kong and a number of international wholesale accounts in South-East Asia, Australia, and Europe. The Company sells a range of high-end domestic and imported sweets, from gummies and caramel to chocolates and fruit.

The Company is a wholly owned subsidiary of Bristol Luxury Group LLC.

Bankruptcy of Sugarfina, Inc.

On September 6, 2019, Sugarfina, Inc. filed voluntary petitions for relief under Chapter 11 (Chapter 11 Proceedings) of the U.S. Bankruptcy Code in Delaware. Sugarfina, Inc. has two wholly owned subsidiaries, Sugarfina International, LLC and Sugarfina Canada, Ltd (collectively the Predecessor). Subject to specific exceptions under the Bankruptcy Code, the Chapter 11 Proceedings automatically stayed most judicial or administrative actions against the Predecessor and efforts by creditors to collect on or otherwise exercise rights or remedies with respect to prepetition claims.

The Plan for Reorganization was submitted to the Bankruptcy Court in March 2020, approved by the United States Bankruptcy Court for the District of Delaware on May 13, 2020, and was consummated on May 28, 2020, and, through the date these financial statements were available to be issued, is still under review.

Acquisition of Business Assets

The Company commenced operations on November 1, 2019, after acquiring certain assets and assuming certain liabilities from Sugarfina, Inc. under terms of an asset purchase agreement (the Acquisition). Consideration totaling $15,125,000 was provided for the business acquisition, which included cash and a 20% membership interest in the Successor. The allocation of the purchase price and the estimated fair values of the assets acquired and liabilities assumed in the Acquisition are as follows:

Cash and restricted cash	$228,025
Accounts receivable	2,480,235
Inventory	12,259,063
Prepaid expenses and deposits	676,770
Property and equipment	702,319
Intangible assets	550,456
Customer deposits	(661,018)
Cure costs	(600,000)
Other payables	(381,953)
Equipment notes payable	(128,897)
$15,125,000

In connection with the transaction, the Company incurred professional fees of approximately $785,000, which is included in selling, general and administrative in the accompanying statement of operations. During 2020, the Bristol Luxury Group LLC acquired the 20% minority interest of the Company from Sugarfina, Inc.

NOTE 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The Successor’s consolidated financial statements include the accounts of Sugarfina Corporation, Sugarfina USA Inc., Sugarfina Global Canada Inc., and Sugarfina Global Inc. (collectively, the Company). The Predecessor’s consolidated financial statements include the accounts of Sugarfina, Inc., Sugarfina International, LLC, and Sugarfina Canada, Ltd. All significant intercompany accounts and transactions have been eliminated.

Chapter 11 Proceedings

Accounting Standards Codification (ASC) 852, Reorganizations, (ASC 852) is applicable to entities operating under Chapter 11 of the Bankruptcy Code. ASC 852 generally does not affect the application of U.S. GAAP that the Successor and the Predecessor follow to prepare the consolidated financial statements, but it does require specific disclosures for transactions and events that were directly related to the Chapter 11 Proceedings and transactions and events that resulted from ongoing operations.

The Predecessor’s consolidated financial statements are prepared in accordance with the guidance in ASC 852 for the period January 1, 2019 to October 31, 2019 on the going concern basis. Revenue, expenses, realized gains and losses, and provisions for losses directly related to the Chapter 11 Proceedings were recorded in “reorganization items, net.” Reorganization items do not constitute an element of operating loss due to their nature and due to the requirement of ASC 852 that they be reported separately. In general, as debtors-in-possession under the Bankruptcy Code, the Predecessor is authorized to continue to operate as an ongoing business but may not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court. Pursuant to first day and other motions filed with the Bankruptcy Court, the Bankruptcy Court authorized the Predecessor to conduct business activities in the ordinary course, including, among other things and subject to the terms and conditions of such orders, authorizing the Predecessor to obtain debtor-in-possession financing, pay employee wages and benefits, settle certain minimal disputes and pay vendors and suppliers in the ordinary course for all goods and services.

Cash amounts provided by or used in the Chapter 11 Proceedings are separately disclosed in the statements of cash flows.

The Company selected a convenience date of after October 31, 2019 for purposes of applying the sale of the assets, as the activity between the convenience date and the effective date of the Purchase Agreement did not result in a material difference in the financial results.

The Company’s consolidated financial statements and related footnotes are presented with a black line division, which delineates the lack of comparability between amounts presented after October 31, 2019, and amounts presented on or prior to October 31, 2019. The Company’s financial results for future periods following the division will be different from historical trends, and the differences may be material.

Use of Estimates

The preparation of the consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include revenue recognition, valuation of accounts receivable and inventory, accounting for business combinations, and depreciation and amortization. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable arising from normal business activities. At December 31, 2020 and 2019, the Company maintained cash with financial institutions in excess of federally insured limits. The Company places its cash with high quality financial institutions and has not experienced losses with respect to these items. The Company extends credit to its customers and generally does not require collateral from them.

Supplier Concentrations

The Company’s operations are subject to a number of factors which are beyond the control of management, such as changes in manufacturers pricing and the continued operation of its significant manufacturers. While the Company sells a diversified product line, it remains dependent upon a limited number of suppliers which it selects. During the year ended December 31, 2020, purchases from one supplier were approximately 15% of cost of goods sold. There were no concentrations of suppliers for the period November 1, 2019 to December 31, 2019 (Successor). During the period January 1, 2019 to October 31, 2019 (Predecessor), purchases from two suppliers were approximately 21% of cost of goods sold.

Fair Value of Financial Instruments

Fair value of cash equivalents, current accounts receivable and current accounts payable approximate the carrying amounts because of their short-term nature. The fair value of long-term debt is estimated based upon quoted market prices at the reporting date for those financial instruments.

Cash, Cash Equivalents, and Restricted Cash

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Restricted cash is secured as collateral for certain other assets and credit cards. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$2,194,883	$3,071,217
Restricted cash	238,854	240,795
	$2,433,737	$3,312,012

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts, considering a customer’s financial condition and credit history, and current economic conditions. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance and a credit to accounts receivable. At December 31, 2020 and 2019, the allowance for doubtful accounts was $125,000 and $0, respectively.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is stated on the first-in, first-out (FIFO) basis.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. Leasehold improvements are amortized over the shorter of their useful lives or the length of the lease. Expenditures for maintenance and repairs are charged to expense as incurred.

Intellectual Property

At December 31, 2020, capitalized intellectual property assets relate to franchise agreements acquired and are amortized using the straight-line method over their estimated lives of ten years.

Long-Lived Assets

Long-lived assets are assessed for recoverability on an ongoing basis. In evaluating the fair value and future benefits of long-lived assets, their carrying value would be reduced by any excess of the long-lived asset over management’s estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. At December 31, 2020 and 2019, management assessed that there was no impairment of its long-lived assets. During the period January 1, 2019 to October 31, 2019 (Predecessor), the Company recognized impairment charges of approximately $2,450,000 for leasehold improvements related to under-performing or closing stores.

Business Combinations

Acquisitions are accounted for using the acquisition method of accounting. The purchase price of an acquisition is allocated to the assets acquired and liabilities assumed using the estimated fair values at the acquisition date. Transaction costs are expensed as incurred. The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired and identified based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Deferred Financing Costs

Costs related to obtaining debt financing are recorded as a direct reduction of the carrying value of the debt and are amortized over the term of the related debt using the interest method. When a loan is paid in full, any unamortized costs are removed from the related account and charged to operations.

Due to Related Party

The amounts due to related party are reimbursements of expenses paid on behalf of Sugarfina Corporation by Bristol Luxury Group, the parent company.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. There were no cumulative impact adjustments made. Upon adoption of ASC 606, the Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the performance obligations are satisfied.

The Company primarily derives its revenue from sales of product through e-commerce and wholesale customers and at its store locations. Revenue is recorded net of estimated returns and exclude sales taxes. Retail stores record revenue at the point of sale. Online sales include shipping revenue and are recorded at the point in time they are delivered to the customer. Revenue is shown net of returns, discounts, and sales incentives given to customers. Amounts billed to customers for shipping and handling costs as incurred are included in revenue. Shipping and handling costs associated with shipments to and returns from customers are included in cost of goods sold.

The following table presents the Company’s revenue disaggregated by revenue source:

	Successor		Predecessor
	For the Year Ended December 31, 2020	November 1, 2019 (Inception) to December 31, 2019	January 1, 2019 to October 31, 2019
Wholesale	$9,484,175	$1,806,767	$8,767,248
E-commerce	8,511,165	1,631,271	4,621,248
Retail	4,688,695	3,787,368	14,338,055
Corporate	1,700,087	1,062,700	2,459,420
Franchise	608,125	19,632	1,536,346
	$24,992,247	$8,307,738	$31,722,317

Franchise Revenue

The Company grants franchises to operators in exchange for initial franchise license fees, training fees, and continuing royalty payments. The payments for initial franchise license fees are generally received upon contract execution and recognized as identifiable performance obligations are met. Continuing fees, which are based upon a percentage of franchisee revenue and are not subject to any constraints, are recognized on the accrual basis as those sales occur.

Advertising

Advertising costs, which are recorded in selling, general and administrative expense, are charged to operations when incurred. The Company incurred approximately $649,000, $136,000, and $1,731,000 in advertising expense for the year ended December 31, 2020, period November 1, 2019 to December 31, 2019 (Successor), and the period January 1, 2019 to October 31, 2019 (Predecessor), respectively.

Stock-Based Compensation

The Company recognizes expense for its stock-based compensation based on the fair value of the awards that are granted. The fair value of the stock options is estimated at the date of grant using the Black-Scholes option pricing model. Option pricing methods require the input of highly subjective assumptions, including the expected stock price volatility. The fair value of restricted stock is based on the Company’s recent valuation report. Measured compensation cost is recognized ratably over the vesting period of the related stock-based compensation award and is reflected in the consolidated statement of operations.

Operating Leases

For operating leases, minimum lease payments, including minimum scheduled rent increases and rent abatement, are recognized as rent expense on a straight-line basis (straight-line rent) over the applicable lease terms. Lease terms generally range from five to ten years and may provide for rent escalations and renewal options. The term used for straight-line rent is calculated initially from the date of possession of the leased premises through the expected lease termination date. Rent expense is recognized from the possession date to the store opening date. The Company records the excess of the straight-line rent over the minimum rents paid or received as a deferred lease liability.

When ceasing operations at a store or warehouse under an operating lease, where the landlord does not allow the Company to prematurely exit the lease, the Company will recognize an expense equal to the present value of the remaining lease payments to the landlord, less any projected sublease income at the cease-use date.

Income Taxes

For the period October 1, 2019 (inception) to September 26, 2020, the Successor was a limited liability company (LLC), taxed as a partnership in which all elements of income and deductions are included in the tax returns of the members of the LLC. For the period September 27, 2020 to December 31, 2020, the Successor’s income taxes are accounted for under the asset-and-liability method, as a corporation. The Predecessor’s income taxes are accounted for under the asset-and-liability method, as a corporation.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The realizability of deferred tax assets is assessed by management and a valuation allowance is recorded, if necessary, to reduce net deferred tax assets if it is more likely than not that all or some portion of such assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Among other things, management considers projected future taxable income and tax planning strategies in making this assessment. At December 31, 2020, management has determined that the ultimate realization of deferred tax assets is uncertain and a valuation allowance has been recorded to fully reserve to reduce the net deferred tax assets in their entirety.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accounting for uncertain income tax positions, the Company recognizes the consolidated financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. The Company is subject to potential income tax audits on open tax years by any taxing jurisdiction in which it operates. The statute of limitations for federal and State purposes is generally three and four years, respectively.

Comprehensive Loss

Total comprehensive loss is defined as all changes in equity during a period, other than those resulting from investments by and distributions to the member. Generally, for the Company, total comprehensive loss equals the net loss, plus or minus adjustments for currency translation.

While total comprehensive loss is the activity in a period and is largely driven by the net loss in that period, accumulated other comprehensive income or loss (AOCI) represents the cumulative balance of other comprehensive income as of the balance sheet date. For the Company, AOCI is primarily the cumulative balance related to the currency adjustments.

Earnings Per Share

Successor

Basic earnings per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed based on net income (loss) divided by the weighted average number of common shares and potential shares. Income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from net income. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued during the period to reflect the potential dilution that could occur from common shares issuable through contingent shares issuance arrangement, stock options or warrants.

Successor Member’s Equity

Each unit holder holding a common membership unit has a right to a pro rata share of the Company’s profits and losses, receive distributions when declared ratable in proportion to units held, and to vote on matters submitted to a vote of the Company’s members, if the unit holder is also a member.

Predecessor

The Company has not presented predecessor earnings per share information because it is not meaningful or comparable to the required Successor EPS information, as well as the fact that Predecessor units were not publicly traded.

Foreign Currency Transactions and Translation

The functional currency of the Company’s foreign-owned subsidiary is their local currency. Assets and liabilities denominated in foreign currencies as the functional currency at the balance sheet date are translated into the reporting currency of United States dollars (USD) at the exchange rates prevailing at the balance sheet date. The results of transactions in foreign currency are remeasured into the reporting currency at the average rate of exchange during the reporting period. The registered equity capital denominated in the functional currency is translated into the reporting currency of USD at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency at USD are dealt with as a separate component within equity as other comprehensive income (loss).

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02). The guidance in this ASU supersedes the leasing guidance in Leases (Topic 840). Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The amendments in this update for the Company are effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact of the adoption of the new standard on the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, and also issued subsequent amendments to the initial guidance, ASU 2018-19, ASU 2019-04, ASU 2019-05, and ASU 2019-11 (collectively, Topic 326), to introduce a new impairment model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses (CECL). In April 2019, the FASB further clarified the scope of Topic 326 and addressed issues related to accrued interest receivable balances, recoveries, variable interest rates, and prepayment. The new guidance will require modified retrospective application to all outstanding instruments, with a cumulative-effect adjustment recorded to opening retained earnings as of the beginning of the first period in which the guidance becomes effective. The amendments in this update for the Company are effective for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of the new standard on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This update for the Company is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of the new standard on the consolidated financial statements.

In January 2021, the FASB issued ASU 2021-02, Franchisors - Revenue from Contracts with Customers (Subtopic 952-606), which introduces a new practical expedient for nonpublic business entities that simplifies the application of the guidance about identifying performance obligations related to pre-opening services. Because the Company previously adopted ASC 606, the ASU is effective for annual and interim reporting periods beginning after December 15, 2020. The Company is currently evaluating the impact of the adoption of the new standard on the consolidated financial statements.

Subsequent Events

In preparing these consolidated financial statements, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through April 30, 2021, the date the consolidated financial statements were available for issuance.

NOTE 3 – Predecessor

During the bankruptcy proceedings, the Predecessor conducted normal business activities and was authorized to pay prepetition amounts owed to critical vendors. Interest due on certain loans that would have been accrued, absent the bankruptcy filing, was approximately $170,000 for the postpetition period through October 31, 2019.

Reorganization items, net, for the period January 1, 2019 to October 31, 2019 are as follows:

Impairment of long-lived assets	$7,473,529
Impairment of other assets	608,500
Write-down of deferred charges	(557,004)
Professional expenses incurred in bankruptcy	821,321
$8,346,346

NOTE 4 – Conversion from LLC to Corporation

The Company converted from a Delaware limited liability company, Sugarfina Holdings LLC, to a Delaware corporation, Sugarfina Corporation, pursuant to a statutory conversion under Delaware law on September 26, 2020. The Company has the authority to issue 25,000,000 shares of common stock, at par value $0.01 per share, and 5,000,000 shares of preferred stock, at par value $0.01 per share.

NOTE 5 – Inventory

Inventory consists of the following:

	December 31, 2020	December 31, 2019
Raw materials	$1,367,144	$1,837,459
Finished goods	1,581,946	3,637,428
Supplies and other inventory	1,838,954	3,303,903
	4,788,044	8,778,790
Valuation reserve to net realizable value	(410,058)	(3,448,016)
	$4,377,986	$5,330,774

NOTE 6 – Property and Equipment

Property and equipment consists of the following:

	December 31, 2020	December 31, 2019
Equipment	$278,648	$275,888
Furniture and fixtures	447,563	428,625
Leasehold improvements	79,724	-
Software	29,000	-
	834,935	704,513
Accumulated depreciation	(324,438)	(30,272)
	510,497	674,241
Construction in progress	49,530	-
	$560,027	$674,241

Construction in progress at December 31, 2020 primarily relates to improvements at future store locations not yet open or operational.

NOTE 7 – Equipment Notes Payable

Equipment notes payable consist of notes, secured by equipment, with monthly payments and interest through June 2021. The future installment of $10,821 is due during the year ended December 31, 2021.

NOTE 8 – Secured Promissory Note

The Company has a secured promissory note payable balance to Bristol Luxury Group, LLC totaling $8,990,915 at December 31, 2020. The balance bears interest, payable monthly, at 12% and is secured by the general assets of the Company. Interest may be paid-in-kind. The balance of the promissory note is due May 2024. On April 30, 2021, Sugarfina Holdings LLC and BLG executed an Exchange Agreement (the “Exchange Agreement”) and, concurrently therewith, an Amendment No. 1 to the Amended and Restated LLC Agreement of Sugarfina Holdings LLC (the “LLCA Amendment”), each having an effective date of September 26, 2020. Pursuant to the Exchange Agreement and the LLCA Amendment, BLG and Sugarfina Holdings LLC agreed to convert a portion of the outstanding principal and accrued interest on the Note equal to $8 million in the aggregate (including $6,289,954 in outstanding principal and $1,710,046 in accrued interest) for 800,000 preferred units of Sugarfina Holdings LLC, with such exchange becoming effective immediately prior to the conversion of Sugarfina Holdings LLC into the Company on September 26, 2020.

NOTE 9 – PPP Loan

In March 2020, Congress passed the Paycheck Protection Program (PPP), authorizing loans to small businesses for use in paying employees that they continue to employ throughout the COVID-19 pandemic and for rent, utilities and interest on mortgages. Loans obtained through the PPP are eligible to be forgiven as long as the proceeds are used for qualifying purposes and certain other conditions are met.

In April 2020, the Organization received a loan in the amount of $2,000,000 through the PPP. To the extent it is not forgiven, the Organization would be required to repay that portion at an interest rate of 1% over a period of two years, beginning February 2021, with a final installment in April 2022.

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on facts and circumstances outlined below, the Company determined it most appropriate to account for the PPP loan proceeds as an in-substance government grant by analogy to International Accounting Standards 20 (IAS 20), Accounting for Government Grants and Disclosure of Government Assistance. Under the provisions of IAS 20, “a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.” IAS 20 does not define “reasonable assurance”; however, based on certain interpretations, it is analogous to “probable” as defined in FASB ASC 450-20-20 under U.S. GAAP, which is the definition the Company has applied to its expectations of PPP loan forgiveness. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e. qualified expenses). The Company has elected to recognize government grant income separately within other income.

As of December 31, 2020, the Company has performed initial calculations for the PPP loan forgiveness according to the terms and conditions of the SBA’s Loan Forgiveness Application and expects that the PPP loan will be forgiven in full based on qualifying expenses incurred during the period eligible for forgiveness. Additionally, the Company has determined it is probable the Company will meet all the conditions of the PPP loan forgiveness. As such, for the year ended December 31, 2020, the Company recognized grant income of $2,000,000 in the consolidated statement of operations. There can be no assurances that the Company will ultimately meet the conditions for forgiveness of the loan, in whole or in part. Final approval of any loan forgiveness amount is subjected to the Small Business Administration.

NOTE 10 – Income Taxes

Deferred tax assets relate to the following as of December 31, 2020:

Deferred tax assets
Inventory valuation	$105,051
Accrued expenses	109,175
Depreciation and amortization	159,907
Net operating loss	46,964
421,097
Valuation allowance	(421,097)
$-

The provision (benefit) for income taxes consists of the following:

	Successor		Predecessor
	For the Year Ended December 31, 2020	November 1, 2019 (Inception) to December 31, 2019	January 1, 2019 to October 31, 2019
Current
Federal	$-	$-	$-
State	5,381	-	-
Foreign	(33,925)	34,243	20,815
	(28,544)	34,243	20,815
Deferred
Federal	326,893	-	(7,677,467)
State	94,204	-	(2,255,786)
Change in valuation allowance	(421,097)	-	9,933,253
	-	-	-

	$(28,544)	$34,243	$20,815

The reconciliation of the federal statutory income tax rate to the effective tax rate is as follows:

	Successor		Predecessor
	For the Year Ended December 31, 2020	November 1, 2019 (Inception) to December 31, 2019	January 1, 2019 to October 31, 2019
Computed "expected" federal income taxes	$(1,046,046)	$-	$(7,677,467)
State income taxes, net of federal taxes	(230,058)	-	(2,255,786)
Foreign taxes	(33,925)	34,243	20,815
Tax adjustment related to corporate conversion	1,243,425	-	-
Permanent differences	(336,073)	-	-
Change in valuation allowance	374,133	-	9,933,253
	$(28,544)	$34,243	$20,815

The Successor had net operating loss carryforwards for federal and state purposes totaling approximately $194,000 and $136,000, respectively, available for an indefinite period to offset future taxable income.

NOTE 11 – Commitments and Contingencies

Production Agreements

The Company entered into agreements with a co-packer for the production, storage, and distribution of product in Mexico. The agreement has no minimum production requirements and has a term of three years with options to renew the agreements at the end of the original term. The agreement is set to expire in October 2021, and the Company intends to renew the agreement on substantially similar terms based on discussions with the co-packer.

Operating Leases

The Company leases various office, retail and warehouse facilities and equipment under noncancelable operating leases through February 2028. Rents charged to expense under these operating leases totaled approximately $2,214,000, $646,000, $5,051,000 during the year ended December 31, 2020 (Successor), period November 1, 2019 to December 31, 2019 (Successor), and the period January 1, 2019 to October 31, 2019 (Predecessor), respectively.

The Company’s future minimum lease payments required under noncancelable operating leases are as follows:

Year Ending December 31,
2021	$2,078,521
2022	1,789,520
2023	1,643,750
2024	1,451,336
2025	1,220,806
Thereafter	2,426,997
$10,610,930

Risks Associated with the Impact of COVID-19

As a result of the spread of the COVID-19 coronavirus, disruption and uncertainty have arisen across a range of industries. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company’s customers, employees, and vendors. As of the date of the issuance of these financial statements, all 25 of the Company’s retail locations are operating and most wholesale partners have re-opened their stores. Beginning in March 2020, the Company took action to cut payroll and discretionary spending, as well as other non-essential items to improve liquidity and operating capital in response. The Company’s E-Commerce business and certain wholesale channels remained open throughout the pandemic, servicing customers. Throughout the pandemic, the Company continues to reduce costs and its retail operations are re-opened. The potential impact to the Company’s financial condition and results of operations is uncertain.

Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

NOTE 12 – Stock-Based Compensation

There was no stock option plan for the Successor entity as of December 31, 2020.

2016 Stock Option and Grant Plan

The Predecessor had an equity-based incentive plan, the 2016 Stock Option and Grant Plan (the 2016 Plan), which provided for equity incentives to employees. The 2016 Plan permitted the issuance of up to 1,441,954 shares of the Predecessor’s common stock in the form of stock options, unrestricted and restricted stock awards, and restricted stock units. The number of shares issuable under the 2016 Plan was subject to customary adjustments in the event of stock splits, stock dividends, and certain other distributions on the Predecessor’s common stock.

Stock Options

Incentive awards were provided to employees pursuant to the 2016 Plan. These awards provided to employees generally vest over a four-year service plan, while awards provided to nonemployees vest immediately. The stock options issued by the Predecessor generally expire ten years from the grant date.

The following assumptions were used in connection with the Black-Scholes option pricing calculation as it relates to incentive stock option awards issued and outstanding at October 31, 2019:

Year	Share Value	Strike Price	Expected Term	Risk-free Interest Rate	Volatility	Forfeiture Rate
2016	$0.72	$0.72	4 years	0.88%	40%	33%
2017	$0.72 - $1.18	$0.72 - $1.18	4 years	0.88% - 1.46%	40% - 50%	20%
2018	$1.18	$1.18	4 years	2.52% - 2.74%	50%	21%

The activity of options issued to employees was as follows:

	Predecessor
Employees	Number of Options	Wtd. Avg. Exercise Price per Share	Aggregate Intrinsic Value (1)	Wtd. Avg. Remaining Contractual Term
Outstanding, January 1, 2019	815,689	$0.86		8.35

Forfeited or cancelled	(6,538)	1.81
Exercised	(18,464)	0.73	$-
Outstanding, October 31, 2019	790,687	$0.83		7.55

Vested and excercisable, October 31, 2019	568,909	$0.82		6.98

(1) The intrinsic value of a stock option is the amount by which market value of the underlying stock at the end of related period exceeds exercise price of the option.

The Predecessor also issued options to non-employees pursuant to the Predecessor’s operating agreement. The activity of options issued to non-employees was as follows:

	Predecessor
Non-Employees	Number of Options	Wtd. Avg. Exercise Price per Share
Outstanding, January 1, 2019	22,500	$0.72

Granted during 2019	-	-

Outstanding and exercisable, October 31, 2019	22,500	$0.72

The Predecessor’s net loss for the period January 1, 2019 to October 31, 2019 (Predecessor) included compensation expense related to the amortization of the Predecessor’s stock option awards of approximately $90,000. Due to the bankruptcy, there was no expected unamortized compensation expense at October 31, 2019.

Restricted Stock

The Predecessor awarded shares of restricted stock to various employees pursuant to the provisions of the Predecessor’s 2016 Plan. The awards generally vested over a four-year service period. The activity for the restricted stock was as follows:

	Number of Units	Wtd. Avg. Grant Date Fair Value
Unvested, January 1, 2019	399	$0.72
Vested	(399)	0.72
Unvested, October 31, 2019	-	-

Outstanding and vested, October 31, 2019	4,188	$0.72

There was no compensation expense related to the vesting of restricted stock for the period January 1, 2019 to October 31, 2019 (Predecessor).

Warrant

In May 2017, the Predecessor issued the term note payable holder a warrant to purchase 24,383 shares of series A preferred stock at a price of $3.281 per share pursuant to the Predecessor’s operating agreement. The warrant expires May 2027. No expense was recognized for the fair value of the warrant upon issuance as it was deemed insignificant by management. No shares were purchased under the warrant for the period January 1, 2019 to October 31, 2019.

In November 2018, the Predecessor issued the term note payable holder a warrant to purchase 40,718 shares of series B-2 preferred stock at a price of $6.000 per share pursuant to the Predecessor’s operating agreement. The warrant expires November 2028. No expense was recognized for the fair value of the warrant upon issuance as it was deemed insignificant by management. No shares were purchased under the warrant for the period January 1, 2019 to October 31, 2019.

NOTE 14 – Stockholder’s Deficit

The Company issued 12,500,000 shares of common stock to Bristol Luxury Group, LLC in conjunction with the conversion to a corporation in September 2020. Additionally, $8,000,000 of the Company’s debt held by Bristol Luxury Group, LLC was converted to shares of preferred stock, with the effective date of September 2020.

Preferred stock does not have the right to vote, except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders. Preferred stock has a cumulative dividend rate of 12% per annum on the issue price of the preferred stock that accrues on a daily basis and a dividend rate of 14% on the amount of any previously accrued dividends not yet paid, which compounds monthly. Dividends are payable as declared by the Company’s Board of Directors. Holders of preferred stock receive dividends, when declared, and liquidation preferences over holders of common stock. Preferred stock is convertible to common stock at the option of the preferred stockholder.  As of December 31, 2020, there were un-declared dividends in the amount of $260,000.

NOTE 15 – Subsequent Events

The Paycheck Protection Program allows for second draws of loans, and in March 2021, the Company received an additional loan under the Paycheck Protection Program in the amount of $1,650,000. Management expects that the entire loan will be used for payroll, utilities and interest; therefore, management anticipates that the loan will be substantially forgiven. To the extent it is not forgiven, the Organization would be required to repay that portion at an interest rate of 1% over a period of five years, beginning December 2021.

On January 26, 2021, the Company adopted an equity-based incentive plan for employees. The plan permitted the issuance of up to 500,000 shares of common stock in the form of stock options. Subsequent to adoption of the plan, the Company granted 306,000 stock options to 53 employees.

On January 5, 2021, the Company commenced an offering of up to $25,875,000 of its Common Stock pursuant to Regulation A under the Securities Act of 1933. The Company is offering up to 2,500,000 shares of Common Stock at a price of $10.00 per share, plus up to 250,000 additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in our Offering Circular dated December 31, 2020 (the “Offering Circular”)) to investors based upon investment level. As of April 30, 2021, the Company had issued 63,329 shares of Common Stock and secured approximately $500,000 of net proceeds through the Regulation A Offering. The Regulation A Offering will run for a period of 12 months, and the Company continues to purse raising more funds through its marketing efforts.

Item 8. Exhibits

2.1 Certificate of Conversion and Certificate of Incorporation (1)

2.2 Bylaws (2)

2.3 Certificate of Correction to the Certificate of Incorporation of Sugarfina Corporation

2.4 Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Sugarfina Holdings LLC

2.5 Certificate of Incorporation of Sugarfina Corporation

3.1 Exchange Agreement

4.1 Form of Subscription Agreement (3)

6.1 Promissory Note

6.2 Security Agreement (4)

6.3 Employment Agreement of Scott LaPorta (5)

6.4 Services Agreement between Sugarfina, Inc. and Loginam, LLC (6)

6.5 Sugarfina Corporation 2020 Equity Incentive Plan

6.6 Option Award Agreement Pursuant to the Sugarfina Corporation 2020 Equity Incentive Plan

7.1 Asset Purchase Agreement by and among Sugarfina, Inc. and its subsidiaries and Sugarfina Acquisition Corp. (7)

8.1 Prime Trust, LLC Escrow Agreement (8)

(1) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465920117854/tm2030327d2_ex2-1.htm).

(2) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465920117854/tm2030327d2_ex2-2.htm).

(3) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465920117854/tm2030327d2_ex4.htm).

(4) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465920117854/tm2030327d2_ex6-2.htm).

(5) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465920117854/tm2030327d2_ex6-3.htm).

(6) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465920117854/tm2030327d2_ex6-4.htm).

(7) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465920117854/tm2030327d2_ex7.htm).

(8) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465920117854/tm2030327d2_ex8-1.htm).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sugarfina Corporation

By	/s/ Scott LaPorta
Scott LaPorta, Chief Executive Officer
Date: April 30, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By	/s/ Scott LaPorta
Scott LaPorta, Chief Executive Officer, Chief Financial Officer and Director
Date: April 30, 2021

By	/s/ Brian Garrett
Brian Garrett, Vice President of Finance and IT
Date: April 30, 2021

By	/s/ Paul L. Kessler
Paul L. Kessler, Director
Date: April 30, 2021

By	/s/ Diana Derycz-Kessler
Diana Derycz-Kessler, Director
Date: April 30, 2021